Oxford Health Plans

Simple Things



2001 ANNUAL REPORT

During challenging times, it is even more apparent that the simple things matter the most. Healthcare is no exception.

Details



Oxford Health Plans®




The Robert Plan
Corporation

OPPORTUNITIES ➢

Opportunities.

Oxford Health Plans is very flexible when it comes to designing benefit plans. At The Robert Plan Corporation, we do our utmost to listen to our employees and provide them with a health plan that accommodates their diverse needs at a reasonable price. Oxford gives us a range of options we can use to hold down costs for the company and employees, while providing a quality product that employees really appreciate.

There are three different points of contact in healthcare. At one point, the individual patient interacts with the medical community; at another, with the health plan; and at the third, with his or her employer. These interactions are not one-way, nor are they mutually exclusive. Ideally, each party should interact with all the others in an efficient manner. Those are Oxford's strengths: its strong network of leading medical providers and the flexibility the company consistently demonstrates in its dealings with employer groups and individual members. It makes healthcare simple and effective for all concerned.

One of the key factors that differentiates Oxford from other health plans is the relationship it clearly enjoys with the medical community. We find that doctors and hospitals welcome Oxford. Before we switched to Oxford, our employees frequently told us that physicians would complain about the health plan we offered. Not anymore.



Bob Wallach
Chairman and
Chief Executive Officer
The Robert Plan Corporation
Oxford Employer Group

Gene Reilly
Senior Vice President,
Human Resources
& Administration
The Robert Plan Corporati
Oxford Employer Group


DR. S. FELTHEIMER



Teamwork. Oxford Health Plans makes it easy for me to see my patients. Both patients and physicians are treated with respect. Once, one of my patients, who was an Oxford member, had a complicated medical problem. The sub-specialist and I were really not quite sure how to proceed. Through Oxford, we were able to access a world-famous physician to render a second opinion that led to a successful treatment and outcome. Oxford's physician panel is unparalleled.
Oxford works hard to communicate with the medical community. Every two or three weeks, I talk with one of Oxford's medical directors, Dr. Ron Brown, about my practice, and we discuss any issues that inhibit me from practicing medicine in the fashion that I would like. I fully believe that any problems that I report to him will be resolved in a very short period of time. Ron is pragmatic, knowledgeable and is just as interested in the care of the patient as I am.
Oxford also offers a wonderful web-based system that eases the administrative burdens placed on my office staff. We are able to submit referrals and precertifications more efficiently and in less time using Oxford's web site. I no longer have to worry that these documents will get lost or misplaced between my office and the specialist's office.
York-Presbyterian Hospital
eltheimer, M.D.
nal Medicine



PERFECT FIT ≻



Michael Wolf
Oxford Member

Perfect fit. "Having diabetes isn't fun. Before I knew that I had diabetes, I always felt sick. Now that I know I have diabetes and I know how to manage it, I can do almost everything other kids my age do. I play soccer, swim and am doing better in school." – **Michael Wolf, age 10, Oxford Health Plans member**

"As a child, Michael was constantly sick. One day, Michael's teacher called and asked us to come in right away, telling us that Michael just didn't look well. We took him directly to the hospital where he underwent tests and was diagnosed with diabetes.

After talking with our physician about treatment options, we decided that an insulin pump was the best method to treat Michael's diabetes. Louise Hanusovsky, RN, CDE, an Oxford diabetes case manager, helped us obtain the pump for Michael. She was great. She also facilitated Michael's enrollment in a diabetes study being conducted at Cornell University and provided us with educational materials about diabetes that we couldn't find elsewhere. We found ourselves bragging about our HMO.

It is reassuring to know that we have the support and resources we need to manage Michael's diabetes." – **Lynn & David Wolf, parents of Michael and Oxford Health Plans members**


www.oxfordhealth.com

I love my job. As a senior health case manager at Oxford Health Plans, I work collaboratively with our Medicare members, their families and their physicians to access the resources members need to maintain and improve their health. Our case management programs are specifically geared toward helping our members become active participants in their own healthcare.

Some of the member cases that I handle are quite complex and challenging. Fortunately, Oxford has furnished me with the opportunities and tools I need to handle these sensitive situations and to grow professionally.

Once, while completing a routine assessment over the phone, I had an older woman tell me that she was constantly feeling tired and weak. After consulting her physician, I told her that we would send a nurse to her home to review her medications and complete a physical assessment. While the nurse was there, she found that the woman's pulse was well below normal. We arranged for a doctor to examine her and found out the woman was having an adverse reaction to her blood pressure medication. Catching this problem early helped her avert more serious complications.

I became a nurse to help people, and being a case manager at Oxford helps me fulfill that goal. I am truly making a difference in people's lives. I couldn't imagine doing anything else.



Pat Visco, RN, CWCN, M.Ed.
Senior Health Case Manager
Oxford Employee

Oxford Health Plans®

48 Monroe Turnpike
Trumbull, Connecticut 06611
(203) 459-6000

www.oxfordhealth.com

To be a leader, a health plan must recognize that healthcare is a very local, very personal service...

Our Year at a Glance

We continued to assert our leadership position in the New York metropolitan area during 2001. Even during these challenging times, we took important steps to build long-term relationships, maximize productivity and ensure profitability. The bold initiatives and noteworthy accomplishments of 2001 set the stage for greater success in 2002 and beyond.

2001 INITIATIVES

Continue positive trends started in 2000 to maintain leadership position in tri-state area.

- Remain fiscally responsible in order to arrange for the provision of affordable, quality healthcare for our members.
- Accelerate membership growth by making our health plans available to broader customer markets within the tri-state area, and by increasing our product offerings to address varying healthcare needs of this diverse market.
- Further utilize technology to extend our member health programs through our population health management initiative.
- Continue to engage physicians and hospitals in a collegial way to ensure that our members have access to a world-class network of hospitals and physicians.
- Obtain "best of class" standings in all areas of customer service, claims handling, member health management and overall satisfaction.

2001 HIGHLIGHTS

Completed major initiatives that position us for greater growth and expansion in 2002 and beyond.

- Entered into a share repurchase program, which not only returns value to our shareholders, but provides Oxford the financial flexibility it needs to grow in 2002.
- Introduced new products into the marketplace, including Oxford USA℠ and an enhanced version of Freedom Plan Metro℠.
- Received "Excellent Accreditation" from the National Committee for Quality Assurance (NCQA) for our New York HMO and POS plans.
- Entered into mutually beneficial multi-year arrangements with leading hospitals and provider networks.
- Continued to improve in all areas of operations to address member issues quickly and accurately; eased administration through policy changes and migration to the Internet; and maintained a standard-setting claims turnaround time.

2002 GOALS

Continue utilizing sound financial position, strong brand and outstanding healthcare provider network to further leadership position and shareholder value.

- Effectively manage medical and administrative cost trends in order to provide affordable healthcare benefits to employers and their employees.
- Offer a diverse portfolio of products to meet the healthcare needs of a broader segment of the tri-state market and adjoining regions.
- Further extend Internet and other electronic capabilities to simplify and automate our own operations, as well as enhance the operations of many of our constituents.
- Enhance the network of physicians and other healthcare providers.
- Develop more comprehensive, effective medical and disease management programs to enable our members to better manage their health.





Dear Shareholder:

During challenging times, it is even more apparent that the simple things matter the most. Healthcare is no exception. Do I have confidence in my health plan and its reputation? Can I easily see my preferred doctor? Does my health plan give me access to some of the world's best specialists and do they practice at world-renowned institutions? Can I afford the care?

At Oxford Health Plans, our mission is to help people with their healthcare needs. A successful health plan depends on the "simple things": **brand, network, service, product diversity** and **discipline**. To be a leader, a health plan must recognize that healthcare is a very local, very personal service, while demonstrating competitive superiority along these fundamentals.

We've achieved success through intense focus on these areas. We provide our more than 1.4 million members access to top quality healthcare at an affordable cost. We perform this task with diligence, efficiency and the utmost respect for doctors, hospital administrators, employers and brokers who epitomize and fulfill our brand promise.

Last year, despite the dampening effect of a faltering economy and the tragic effects of the terrorist attack on the World Trade Center, we produced excellent financial results. In fact, on most measures, we improved upon 2000's record performance, resulting in significant earnings growth. Net income increased 68.5 percent to $322.4 million during fiscal year 2001, resulting in diluted earnings per common share of $3.21.

Premium revenues for the year were $4.3 billion, compared to $4 billion in 2000. Our medical and administrative loss ratios (MLR and ALR) continued to be among the best in the industry at 78.9 and 11.3 percent, respectively. As a result, cash flow from operations grew substantially from $405 million during 2000 to $614 million during 2001; $366 million was used to repurchase nearly 13 million shares of the company's stock.

But, of course, financial data is only a reflection and an endorsement of our achievements in 2001. We focused on the simple things in 2001 – the basic elements of our business – and it shows.

There is Another Way

We have created and constantly invigorate the best regional brand in healthcare delivery. Oxford gained this reputation by providing our members with the greatest choice of outstanding physicians and hospitals, and by creating benefit plans that offer consumers flexibility in accessing healthcare services. Today, the strength of our brand enables us to make business decisions that help keep healthcare affordable and address the needs of our employer groups, our members and our network of providers.

During the challenges of the last decade, we never lost sight of what the Oxford brand means to our members and our marketplace. In 1988, we became the first HMO in the region to offer out-of-network benefits and, in 1997, we formed the first credentialed complementary and alternative medicine network in the region. Today, we are designing a whole new approach to health and disease management, and pioneering pathways of electronic connectivity with our members and other constituencies.

Oxford remains the leading managed care organization in the New York metropolitan area, providing an array of health plans to address the needs of employer group, individual and Medicare members. Based on the strength of our reputation and provider network, Oxford has attracted more than 1.4 million of the most sophisticated and discerning healthcare consumers in the nation. Enrollment in our fully insured group plans increased by approximately 35,000 members in 2001, a tribute to the strength of our brand in a challenging market environment.

Another testament to the company's ability to further its brand is the "Excellent Accreditation" we received in 2001 from the National Committee for Quality Assurance (NCQA) for our New York HMO and POS plans. In upgrading Oxford's status to the highest level, NCQA determined that we not only met or exceeded its rigorous requirements, but that we had developed "the ability to work with members and physicians to improve the quality of clinical care."

Meanwhile, we continue to increase our visibility and leadership in the public policy arena, where we have advanced strong positions on Medicare reform, privacy, the Patients' Bill of Rights, and in the wake of September 11, readiness.

In short, the Oxford brand is a major force in our marketplace. It is a powerful asset we can utilize to extend our business in new directions. We are doing just that as we introduce new products and expand further into the tri-state area, and potentially, neighboring states.

Access to the Best Providers

With access to more than 50,000 participating providers and more than 200 hospitals, Oxford's network is a core strength we offer our members. We have led our region in earning the trust of a world-renowned medical community by working with physicians in a forthright, collegial and professional manner. Physicians are our partners in making quality healthcare affordable. We appoint them to our regional HMO boards and quality management committees, involve them in the design and implementation of new products and cost management initiatives, and solicit their clinical and market insight constantly.

Having stable medical networks is in the best interest of our members and employer groups. The solid relationships that result materially improve not only our members' health, but also our company's reputation and productivity in the market. Nearly half of the respondents in a recent survey of practicing physicians and their office managers in the New York metropolitan area identified Oxford as the best managed care

company in the tri-state area. This is an impressive statistic – more identified Oxford as "the best" in comparison to the next four highest rated competitors... combined.

We work closely with healthcare providers and vendors to ensure quality service and continued affordability. We are committed to stable, long-term arrangements with leading institutions. This year, we renewed multi-year contracts with many of the leading regional hospitals including Continuum Health Partners, Inc. (Beth Israel Medical Center, St. Luke's-Roosevelt Hospital Center, Long Island College Hospital and New York Eye and Ear Infirmary), Lenox Hill Hospital and North Shore-Long Island Jewish Health System. We also solidified our relationship with Hartford Hospital in Connecticut.

Recognizing that improvements in the nation's healthcare delivery system lie beyond the scope of any one company, we've joined a number of alliances to further the cause of affordable, quality healthcare coverage for all Americans. In 2001, Oxford continued to work closely with other health plans through the Coalition for Affordable Quality Healthcare (CAQH).

CAQH already has made significant progress on its goals by ensuring that all 25 of its managed care plan members provide direct access to obstetricians/gynecologists and pediatricians, cover emergency care, maintain external review boards staffed with independent medical professionals, and offer a full range of cost and coverage choices for healthcare consumers. Moreover, CAQH is simplifying process and information flows by creating industry standards (e.g., physician credentialing, health plan drug formularies and web site functionality).

Closing the Loop

Oxford recognizes that there is an entire spectrum of healthcare needs and experiences that are unique to each of our members. Therefore, Oxford created a comprehensive range of clinical, preventive and practical resources to enable our members to better manage their health. Whether a member needs access to practical information or traditional case management for a chronic disease, our aim is highly targeted. In fact, our "whole health" positioning encompasses every point of contact with our members whether it is a physician visit, a preventive outreach mailing, or an *Oxford On-Call*® telephone conversation. Our aim is to:

- Provide the *right* amount of support to improve outcomes for all members, not just those who are chronically ill.
- Use Internet and telephonic technologies to increase connectivity between customers and Oxford [e.g., web site, interactive voice response (IVR) and electronic data interchange (EDI)].
- Promote ease of administration through self-service options like *oxfordhealth.com.*

To accomplish this aim, we are expanding our *Active Partner*® program from an exam-reminder program into a series of interventions that are targeted or "right sized" for each member, whether well or ill. *Active Partner* Preventive initiatives include *Healthy Mother, Healthy Baby*® and *Healthy Bonus*℠, which provides special discounts on weight loss programs, vision care, gym memberships and spa services. *Active Partner* Education & Outreach supports members who are ill with enhanced programs for diabetes, asthma, congestive heart failure and other chronic conditions.

Oxford recognizes that there is an entire spectrum of healthcare needs and experiences that are unique to each of our members.

To deliver this kind of personalized, targeted healthcare, we must know what our members' current health status is and how the physicians in our network are providing care to our members. Through ever-expanding technology, we are becoming a more valuable resource to our members as they become engaged in the healthcare process. By using data collected on our members, we can enroll more members into our health and disease management programs to help them stay healthier longer.

Part of providing better service to our members is providing more information to physicians in our network. Oxford measures its physicians' practices to detect inappropriate levels of care, either providing too much or too little, based on established clinical guidelines. Adherence to evidence-based medicine – or clinical guidelines – will result in better outcomes for patients and save money. And we have found that when we share individual data with physicians, they are likely to begin using these guidelines, and we often see improved outcomes.

In addition to using technology to improve health outcomes, we also use technology to ease administration. Our web site, *oxfordhealth.com,* offers 30 real-time functions, which translate into 59 individual, self-service transactions that can be performed by our members, physicians, employers and brokers. As of year-end 2001, more than 500,000 transactions a month – everything from physician referrals to address changes – were being conducted online.

Oxford's web site continued to collect accolades in 2001, winning three platinum eHealthcare Leadership Awards in November for best overall Internet site, best interactive site and best e-business site, and a CIO Web Business 50 Award for being one of the top 50 customer-oriented sites, according to *CIO Magazine.*

In addition to web-based interactions, Oxford's constituents can interface with the company using IVR and EDI. Combined, these three technologies transmitted almost 100 percent of all physician referrals by the end of 2001. Moreover, EDI claims accounted for 67.8 percent of total claims volume, reducing claims processing turnaround to less than 10 days from 14 days a mere two years ago.

Ongoing enhancements to our web site and other technologies enable us to "close the loop" with physicians and hospitals the first time, quickly

and accurately. Our continually evolving web site allows employer groups and brokers to better administer their health plans, and provides members the information necessary to manage their healthcare experience.

Given our commitment to delivering the best and most streamlined healthcare services to our various constituents, it was gratifying that our customer satisfaction ratings reached all-time highs in 2001. Ninety-two percent of surveyed members claimed to be completely, very or somewhat satisfied with Oxford. Benefits managers and brokers displayed even higher levels of satisfaction, 94 and 95 percent, respectively.

As a plan servicing the New York metropolitan area, we cannot discuss service to customers in 2001 without mentioning the tragic events of September 11. In the hours and days following the collapse of the World Trade Center towers, Oxford helped coordinate the industry's expedited response and set the standard for commitment to affected consumers, physicians and hospitals. We know the fallout from this crisis will continue to impact our members, and we intend to be there with the resources to help meet their needs. Meanwhile, we'll be leading discussions within the broader healthcare community to formulate an emergency response strategy should a catastrophe of this magnitude ever strike our nation again.

Regional Focus Yields Unique Market Insights

Oxford provides health plans to 58,122 employers in New York, New Jersey and Connecticut. Because healthcare is such an intensely personal and local service, our regional focus acts as a distinct competitive advantage. We know our network. We know how to get our members the care they need. We have unique insight on where our market is moving, as evidenced by the new products introduced in 2001 – Liberty Plan Metro℠, Oxford USA℠ and Oxford Medicare Advantage (OMA) Essential℠.

Both the Freedom and Liberty Plan Metro products are designed to appeal to small groups that want Oxford quality, but need to lower their healthcare premiums. These products respond to current economic trends and the general shift toward enhanced, employee-financed healthcare coverage. Both have been very well received.

Oxford USA, launched in June, combines the strength of Oxford's New York metropolitan provider network with the national provider network developed by First Health Group Corporation to address the specific health insurance needs of New York- and New Jersey-based employers with employees located outside the tri-state area. Oxford USA allows these employers to simplify their benefits by going to one health plan to satisfy all their needs, while retaining access to Oxford's customer service and value-added programs.

Finally, we expanded our OMA program to provide a low-cost alternative for Medicare recipients who want to reduce copayments for primary care visits and hospital stays, and who do not require a brand prescription drug benefit. OMA Essential has been very popular, enrolling several hundred new members in just its first few weeks.

The Key to Unlocking Value

It is widely acknowledged by those who follow this industry that Oxford is a leader in appropriately managing healthcare cost trends. We consistently have done better than the industry on these trends because of our local marketplace knowledge and intense discipline. Moving forward, we believe Oxford's MLR will continue to be more favorable than the industry average for a number of reasons:

- We have a disproportionately large presence in the small group market where the MLR tends to run lower, due in part to higher distribution costs.
- We have minimal account concentration; no commercial employer represents more than one percent of our total premium revenue.
- We deal with fewer provider-contracting intermediaries, which often demand higher healthcare payments.
- We don't cross-subsidize lines of business. For example, we've continued to reduce our Medicare service area during this period of, in our opinion, flawed public policy, which provides Medicare HMOs with insufficient reimbursement for enrolled Medicare beneficiaries.
- We continue to evaluate our providers and vendors to ensure we are being as cost effective as we are practical.

Our discipline carries over to administrative costs and our underwriting process. We've reduced our administrative spending by about $110 million since 1999. We do not underprice to "buy" market share.

Furthermore, our financial discipline also was evident in 2001. Our balance sheet and credit rating have certainly benefited from steps taken in 2000 to reduce our debt-to-capital ratio, which now stands at 24.9 percent, net of the share repurchase program initiated in 2001 and down some 63 percent from 1999 levels. This year, we returned $366 million in capital to our shareholders by repurchasing nearly 13 million shares.

Looking Ahead

We embarked on fiscal year 2001 with certain specific goals in mind. On every measure, we performed as we had hoped, although membership growth was adversely affected by the slowing economy and the reductions in force that resulted. That said, our fully insured commercial membership grew 2.6 percent in 2001 – a notable achievement in these times.

Next year, we expect the economy in the New York metropolitan area to continue to be difficult for employers, making it more challenging to grow enrollment, but we will continue to take the necessary steps to build for the future with new benefits plans, expanded geographic coverage, healthcare delivery innovations with leading doctors, and measures to enhance productivity and continued profitability.

The "we" used throughout this letter includes every one of our more than 3,400 employees. It is Oxford people and their collective know-how that give Oxford a true advantage in our competitive environment. As we've adapted to changes in the healthcare arena over the past year, Oxford people consistently have been one step ahead, anticipating members' needs and delivering appropriate solutions. I salute their enthusiasm and their tireless efforts on behalf of our membership. I thank them and you for your continued support in 2001, and I look forward to our many future successes.

Norman C Payson MD

Norman C. Payson, MD
Chairman and Chief Executive Officer
Oxford Health Plans, Inc.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations," including, but not limited to, statements concerning future results of operations or financial position, future liquidity, future ability to receive cash from the Company's regulated subsidiaries, future ability to pay dividends, future ability to retire debt or purchase outstanding shares of the Company's common stock, future deployment of excess cash, future capital structure, the completion of pending acquisitions, future healthcare and administrative costs, future premium rates and yields for commercial and Medicare business, the employer renewal process, future growth and retention of membership and development of new lines of business, future growth in contiguous geographic markets, future healthcare benefits, future provider network, future provider utilization rates, future medical loss ratio ("MLR") levels, future claims payment, service performance and other operations matters, future administrative loss ratio ("ALR") levels, the Company's information systems, proposed efforts to control healthcare and administrative costs, future impact of risk-transfer, risk-sharing and other cost-containment agreements with healthcare providers and related organizations of providers, future reinsurance coverage for risk-transfer arrangements, future enrollment levels, future government regulation such as the Patients' Bill of Rights ("PBOR") legislation and the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), and the impact of other new laws and regulations, the future of the healthcare industry, and the impact on the Company of legal proceedings and regulatory investigations and examinations, and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Securities Exchange Act of 1934, as amended). Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed below.

IBNR estimates; inability to control healthcare costs

Medical costs payable in Oxford's financial statements include reserves for incurred but not reported ("IBNR") or paid claims that are estimated by Oxford. Oxford estimates the amount of such reserves primarily using standard actuarial methodologies based upon historical data including, among other factors, the average interval between the date services are rendered and the date claims are received and paid, denied claims activity, expected medical cost inflation, seasonality patterns and changes in membership. The estimates for submitted claims and IBNR are made on an accrual basis and adjusted in future periods as required. Oxford believes that its reserves for IBNR are adequate to satisfy its ultimate claims liability. However, there can be no assurances as to the ultimate accuracy of such estimates. Any adjustments to such estimates could benefit or adversely affect Oxford's results of operations in future periods.

The Company's future results of operations depend, in part, on its ability to predict and influence healthcare costs (through, among other things, appropriate benefit design, utilization review and case management programs, risk-transfer and risk-sharing and other payment arrangements with providers) while providing members with coverage for the healthcare benefits provided under their contracts. However, Oxford's ability to contain such costs may be adversely affected by various factors, including, but not limited to, changes in the historical patterns of healthcare utilization and/or unit costs generally and directly or indirectly related to the "war on terrorism" or the concerns of members or providers due to the threat of terrorism, new technologies and healthcare practices, hospital costs, changes in demographics and trends, changes in laws or regulations, mandated benefits or practices, selection biases, increases in unit costs paid to providers, termination of provider arrangements, termination of, or disputes under, risk-transfer or risk-sharing arrangements, epidemics, acts of terrorism and bioterrorism or other catastrophes, including war, inability to establish or maintain acceptable compensation arrangements with providers, operational and regulatory issues which could delay, prevent or impede those arrangements, and higher utilization of medical services, including, but not limited to, higher out-of-network utilization under point-of-service plans. There can be no assurance that Oxford will be successful in mitigating the effect of any or all of the above-listed or other factors.

General economic conditions

Changes in economic conditions could affect the Company's business and results of operations. The state of the economy could affect the Company's employer group renewal prospects and its ability to increase premiums. Although the Company has attempted to diversify its product offerings to address the changing needs of its membership, there can be no assurance that the effects of the current downturn in economic conditions will not cause its existing membership to seek health coverage alternatives that the Company does not offer or will not result in significant membership loss, or decreased margins on continuing membership.

Effects of terrorism

There can be no assurance that the September 11, 2001 terrorist attack, the recent cases of anthrax infection or exposure, the "war on terrorism," the threat of future acts of terrorism or the related concerns of members or providers will not adversely affect the Company's healthcare costs and its ability to predict and control such costs.

Future acts of terrorism and bioterrorism could adversely affect the Company through, among other things: (i) increased utilization of healthcare services including, without limitation, hospital and physician services, ancillary testing and procedures, prescriptions for drugs such as *Ciprofloxacin Hydrochloride,* mental health services and other services; (ii) loss of membership as the result of layoffs or other in-force reductions of employment; (iii) adverse effects upon the financial condition or business of employers that sponsor healthcare coverage for their employees; (iv) disruption of the Company's business or operations; or (v) disruption of the financial and insurance markets in general.

The effect of higher administrative costs

Although the Company has been successful in reducing the levels of its administrative expenses, no assurance can be given that the Company will be able to maintain such levels. The increased administrative costs of new laws or regulations, such as HIPAA or PBOR legislation, could adversely affect the Company's ability to maintain its current levels of administrative expenses.

Changes in laws and regulations

The healthcare financing industry in general, and health maintenance organizations ("HMOs") in particular, are subject to substantial federal and state government regulations, including, but not limited to, regulations relating to cash reserves, minimum net worth, licensing requirements, approval of policy language and benefits, mandatory products and benefits, provider compensation arrangements, member disclosure, premium rates and periodic examinations by state and federal agencies. State regulations require the Company's HMO and insurance subsidiaries to maintain restricted cash or available cash reserves and restrict their ability to make dividend payments, loans or other payments to the Company.

State and federal government authorities are continually considering changes to laws and regulations applicable to the Company. Any such changes could have a material adverse effect upon the Company and its results of operations. Such state and federal government authorities are currently considering regulations relating to, among other things, mandatory benefits and products, parity of access to certain medical benefits such as mental health, defining medical necessity, provider compensation, health plan liability to members who fail to receive appropriate care, disclosure and composition of physician networks, and allowing physicians to collectively negotiate contract terms with carriers, including fees. All of these proposals would apply to the Company and could have a material adverse effect upon the Company and its results of operations. Congress is also considering significant changes to Medicare, including a pharmacy benefit requirement and changes to payment of Medicare plans, as well as proposals relating to healthcare reform, including the PBOR legislation. In 2001, the United States Senate and the House of Representatives passed separate versions of the PBOR legislation. Although the Senate- and the House-passed versions of the PBOR legislation have significant differences, both seek to hold health plans liable for claims regarding healthcare delivery and accusations of improper denial of care, among other items. The State of New Jersey recently passed a health plan liability law similar to certain portions of the PBOR legislation being considered by Congress. Under the New Jersey law generally, after exhausting an appeal through an independent review board, a person covered under a health plan is permitted to sue the carrier for economic and non-economic losses, including pain and suffering, that occur as the result of the carrier's negligence with respect to the denial of, or delay in, approving or providing medically necessary covered services. The New Jersey legislation will, and the federal PBOR legislation, if passed, could expose the Company to significant litigation risk. Such litigation could be costly to the Company and could have a significant effect on the Company's results of operations. Although the Company could attempt to mitigate its ultimate exposure from such costs through, among other things, increases in premiums, there can be no assurance that the Company will be able to mitigate or cover the costs stemming from such PBOR legislation or the other costs incurred in connection with complying with such PBOR legislation.

Under the new HIPAA privacy rules, the Company will now be required to (i) comply with a variety of requirements concerning its use and disclosure of individuals' protected health information, (ii) establish rigorous internal procedures to protect health information and (iii) enter into business associate contracts with those companies to which protected health information is disclosed. Violations of these rules will be subject to significant penalties. The final rules do not provide for complete federal preemption of state laws, but rather preempt all contrary state laws unless the state laws are more stringent. HIPAA could expose the Company to additional liability for, among other things, violations by its business

associates. Also as a result of HIPAA, the U.S. Department of Health and Human Services ("DHHS") has issued final rules standardizing electronic transactions between health plans, providers and clearinghouses. Health plans, providers and clearinghouses, including the Company, are required to conform their electronic and data processing systems with HIPAA's electronic transaction requirements. The effective date of these rules has been delayed until October 2003 for those plans that file an application by October 2003. The Company intends to file its application no later than October 2003. The cost of complying with HIPAA is likely to be significant. The Company currently estimates its costs for HIPAA compliance to be approximately $10 million in 2002 and anticipates it will incur additional costs in 2003 and beyond. The Company cannot predict the ultimate impact HIPAA will have on its business and results of operations in future periods.

NCQA accreditation

In September 2001, the National Committee for Quality Assurance ("NCQA"), an independent, non-profit organization dedicated to improving managed care quality and service, upgraded the Company's status to "Excellent" for Oxford's New York line of business. Oxford Health Plans' New Jersey and Connecticut lines of business maintain a "Commendable" status. NCQA will conduct its regular periodic review of the Company's accreditation in March 2002. There can be no assurance that the Company's accreditation will be renewed or that the Company will achieve the same level of accreditation in the future.

Doing business on the Internet

Federal and state laws and regulations directly applicable to communications or commerce over the Internet such as HIPAA are becoming more prevalent. For example, the federal Centers for Medicare and Medicaid Services ("CMS," formerly HCFA) has prohibited the transmission of Medicare eligibility information over the Internet unless certain encryption and other standards are met. New laws and regulations could adversely affect, or increase costs related to, the business of the Company on the Internet. The Company relies on certain external vendors to provide content and services with respect to maintaining its web site at *www.oxfordhealth.com.* Any failure of such vendors to abide by the terms of their agreements with the Company or to comply with applicable laws and regulations could expose the Company to liability and could adversely affect the Company's ability to provide services and content on the Internet.

Matters affecting Medicare business

Premiums for Oxford's Medicare programs are determined through formulas established by CMS for Oxford's Medicare contracts. Generally, since the Balanced Budget Act of 1997 went into effect, annual healthcare premium increases for Medicare members have not kept up with the increases in healthcare cost. Federal law provides for annual adjustments in Medicare reimbursement by CMS that could reduce the reimbursement received by the Company. Premium rate increases in a particular region that are lower than the rate of increase in healthcare service expenses for Oxford's Medicare members in such region could adversely affect Oxford's results of operations. Given the current public policy and the fact that Medicare premiums are not scheduled to keep up with the cost of healthcare, it is possible that the Company may have to decrease its Medicare membership by, among other things, reducing benefits and exiting additional counties. For example, the Company withdrew from the Medicare market in Nassau County in New York and from all but one New Jersey county, effective January 1, 2002. Any Medicare risk agreements entered into by Oxford could pose operational and financial challenges for the Company and could be adversely affected by regulatory actions or by the failure of the Company or the risk contractor to comply with the terms of such agreement, and failure under any such agreement could have a material adverse effect on the Company's cost of providing benefits to Medicare members, Medicare membership, the Company's Medicare results of operations and, ultimately, the Company's ability to remain in Medicare programs. Oxford's Medicare programs are subject to certain additional risks compared to commercial programs, such as substantially higher comparative medical costs and higher levels of utilization.

Service and management information systems

The Company's claims and service systems depend upon the smooth functioning of its computer systems. While these systems presently operate satisfactorily and are sufficient to operate the Company's current business, the systems remain subject to unexpected interruptions resulting from occurrences such as hardware failures or the impact of ongoing program modifications. There can be no assurance that such interruptions will not occur in the future, and any such interruptions could adversely affect the Company's business and results of operations. Moreover, operating and other issues can lead to data problems that affect the performance of important functions, including, but not limited to, claims payment and group and individual billing. There can also be no assurance that the Company's agreement to outsource certain information technology services will prevent increases in future information technology costs or fulfill its needs including reducing technology risk or that the process of improving existing systems, developing new systems to support the Company's operations and improving service levels will not be delayed or that additional systems issues will not arise in the future.

Healthcare provider network

The Company is subject to the risk of disruption in its healthcare provider network. Network physicians, hospitals and other healthcare providers could terminate their contracts with the Company. In addition, disputes often arise under provider contracts that could adversely affect the Company or could expose the Company to regulatory or other liabilities. Such events, coupled with new legislation in New Jersey and proposed legislation in other states which provides or may provide physicians and other providers with collective bargaining power, could have a material adverse effect on the Company's ability to influence its medical costs and market its products and services to its membership. Cost-containment and risk-sharing arrangements entered into by Oxford could be adversely affected by regulatory actions, contractual disputes or the failure of the providers to comply with the terms of such agreements. Furthermore, the effect of mergers and consolidations of healthcare providers or potential unionization of, or concerted action by, physicians, hospitals or other providers in the Company's service areas could enhance the providers' bargaining power with respect to higher reimbursement levels and changes to the Company's utilization review and administrative procedures.

Pending litigation and other proceedings against Oxford

The Company is a defendant in a number of purported securities class action lawsuits that were filed after a substantial decline in the price of the Company's common stock in October 1997. The Company is also involved in certain legal proceedings, including, without limitation, those related to (i) a purported Connecticut class action grounded in ERISA claims, (ii) an action brought by the Connecticut Attorney General's office on similar claims, (iii) two Connecticut actions, brought by the Connecticut State Medical Society and a purported class action brought by four individual physicians, based on Connecticut Unfair Trade Practices Act claims, (iv) two New York actions, brought by the Medical Society of the State of New York and a purported class action brought by three individual physicians, based on New York General Business Law claims, among other things, and (v) a class action in New Jersey brought on behalf of Oxford members seeking recovery of subrogation payments recovered by Oxford alleged to have been collected in violation of New Jersey insurance laws. The Company is also the subject of examinations, investigations and inquiries by federal and state governmental agencies. The results of these lawsuits, examinations, investigations and inquiries could adversely affect the Company's results of operations, financial condition, membership growth and ability to retain members through the imposition of sanctions, required changes in operations and potential limitations on enrollment. In addition, evidence obtained in governmental proceedings could be used adversely against the Company in civil proceedings. The Company cannot predict the outcomes of these lawsuits, examinations, investigations and inquiries.

Negative HMO publicity and potential for additional litigation

The managed care industry, in general, has received significant negative publicity and does not have a positive public perception. This publicity and perception have led to increased legislation, regulation and review of industry practices. Certain litigation, including purported class actions on behalf of plan members commenced against certain large, national health plans, and recently against the Company, has resulted in additional negative publicity for the managed care industry and creates the potential for similar additional litigation against the Company. These factors may adversely affect the Company's ability to market its products and services, may require changes to its products and services and may increase the regulatory burdens under which the Company operates, further increasing the costs of doing business and adversely affecting the Company's results of operations.

Concentration of business

The Company's commercial and Medicare business is concentrated in New York, New Jersey and Connecticut, with approximately 80% of its commercial premium revenues received from New York business. In addition, the Company's Medicare revenue represented approximately 15% of premiums earned during the year 2001. As a result, changes in regulatory, market or healthcare provider conditions in any of these states, particularly New York, and changes in the environment for the Company's Medicare business, could have a material adverse effect on the Company's business, financial condition and results of operations.

Selected Consolidated Financial Data

Revenue and Earnings, Financial Position and per common share information set forth below for each year in the five-year period ended December 31, 2001 have been derived from the consolidated financial statements of the Company. The information below is qualified by reference to and should be read in conjunction with the audited consolidated financial statements and related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

(In thousands, except per share amounts and operating statistics)	2001	2000	1999	1998	1997
Revenues and Earnings:					
Operating revenues	$ 4,326,182	$ 4,038,787	$ 4,115,134	$ 4,630,166	$ 4,179,816
Investment and other income, net	95,046	73,015	82,632	89,245	71,448
Net earnings (loss) before extraordinary items	322,421	285,419	319,940	(596,792)	(291,288)
Net earnings (loss)	322,421	265,094	319,940	(596,792)	(291,288)
Net earnings (loss) for common shares[1]	322,421	191,303	274,440	(624,460)	(291,288)
Financial Position:					
Working capital	$ 468,924	$ 298,175	$ 442,693	$ 209,443	$ 85,790
Total assets	1,576,725	1,444,610	1,686,888	1,637,750	1,390,101
Long-term debt	126,876	28,000	350,000	350,000	–
Redeemable preferred stock	–	–	344,316	298,816	–
Treasury stock	(366,497)	–	–	–	–
Common shareholders' equity (deficit)	462,920	459,222	98,755	(181,105)	349,216
Net earnings (loss) per common share before extraordinary items:					
Basic	$ 3.35	$ 2.50	$ 3.38	$ (7.79)	$ (3.70)
Diluted	$ 3.21	$ 2.24	$ 3.26	$ (7.79)	$ (3.70)
Net earnings (loss) per common share:					
Basic	$ 3.35	$ 2.26	$ 3.38	$ (7.79)	$ (3.70)
Diluted	$ 3.21	$ 2.02	$ 3.26	$ (7.79)	$ (3.70)
Weighted-average number of common shares outstanding:					
Basic	96,269	84,728	81,273	80,120	78,635
Diluted	100,543	94,573	84,231	80,120	78,635
Operating Statistics:					
Enrollment	1,510,100	1,491,400	1,593,700	1,881,400	2,008,100
Fully insured member months	17,402,400	17,345,500	19,326,700	23,081,900	21,581,700
Self-funded member months	704,500	708,400	625,600	765,500	602,900
Medical loss ratio[2]	78.9%	77.5%	82.1%	94.4%	94.0%
Administrative loss ratio[3]	11.3%	11.8%	14.6%	16.7%	17.6%

[1]Net earnings for common shares in 2000 includes $41,085 of costs associated with the redemption of preferred stock.

[2]Defined as healthcare services expense as a percentage of premiums earned.

[3]Defined as marketing, general and administrative expense as a percentage of operating revenues.

Overview

The Company's revenues consist primarily of commercial premiums derived from its Freedom Plan®, Liberty Plan℠ and health maintenance organizations ("HMOs"). Revenues also include reimbursements under government contracts relating to its Medicare+Choice ("Medicare") programs, third-party administration fee revenue for its self-funded plan services, which is stated net of direct expenses such as third-party reinsurance premiums, and investment income. Since the Company provides services on a prepaid basis, with premium levels fixed for one-year periods, unexpected cost increases during the annual contract period cannot be passed on to employer groups or members.

Healthcare services expense primarily comprises payments to physicians, hospitals and other healthcare providers under fully insured healthcare business and includes an estimated amount for incurred but not reported ("IBNR") or paid claims. The Company estimates IBNR based on a number of factors, including prior claims experience. The ultimate payment of unpaid claims attributable to any period may be more or less than the amount of IBNR recorded. See "Liquidity and Capital Resources."

Results for 2001 were positively impacted by approximately $15 million of favorable development of prior period estimates of medical costs and recoveries from the New York State Market Stabilization Pool (the "Pool" or "New York Stabilization Pool"). Results for 2000 were adversely affected by charges related to recapitalization transactions. An extraordinary charge of $20.3 million, net of income tax benefits of $13.9 million, was recorded in 2000 in connection with the prepayment of the Term Loan Agreement, dated as of May 13, 1998 (the "Term Loan"), and the repurchase or tender of $200 million of its 11% Senior Notes due 2005 (the "Senior Notes"). The extraordinary charges include premiums paid, transaction costs and the write-off of unamortized original issuance debt costs. In addition, the Company completed an exchange and repurchase agreement for all of its outstanding Series D Cumulative Preferred Stock, par value $0.01 per share, and Series E Cumulative Preferred Stock, par value $0.01 per share (together, the "Preferred Stock") and incurred costs of approximately $41.1 million related to the write-off of unamortized Preferred Stock discount and costs from the original issuance in 1998 and related transaction fees in 2000. Results for 2000 were also positively impacted by approximately $86 million of favorable development of prior period estimates of medical costs, claims recoveries and Pool recoveries. The Company's results for 1999 were adversely affected by significant restructuring charges and included a charge of $24 million for the purchase of insurance policies for litigation matters. Net income amounts for 2001, 2000 and 1999 were favorably affected by the reversal of $21 million, $10 million and $225 million, respectively, of deferred tax valuation allowances.

Restructuring Charges

During the third quarter of 1999, the Company recorded pretax restructuring charges totaling $19.9 million ($11.3 million after income tax benefits, or $0.13 per diluted share) in connection with additional steps taken under the Company's plan to improve operations and restore the Company's profitability. These charges included estimated costs related to workforce reductions; additional consolidation of the Company's office facilities inclusive of the net write-off of fixed assets, consisting primarily of leasehold improvements; write-off of certain computer equipment; and leases for equipment no longer used in operations. These charges were partially offset by a pretax gain of $2.5 million related to the disposal of the Company's minority investment in Ralin Medical, Inc., which was written down in value as part of the Company's 1998 restructuring charge.

During the first half of 1998, the Company recorded restructuring charges totaling $123.5 million ($114.8 million after income tax benefits, or $1.43 per share). These charges resulted from the Company's actions to better align its organization and cost structure. These charges included estimated costs related to the disposition or closure of noncore businesses; the write-down of certain property and equipment; severance and related costs; and operations consolidation, including long-term lease commitments. The ending reserves for these charges have generally been classified in the Company's consolidated balance sheets as accounts payable and accrued expenses.

The table below presents the activity for the three years ended December 31, 2001 for the restructuring reserves established in 1999 and 1998.

(In thousands)	Provisions for loss on noncore businesses	Severance and related costs	Costs of consolidating operations	Total
Balance at December 31, 1998	$ 13,805	$ 9,354	$ 17,685	$ 40,844
Cash received (used)	4,343	(10,380)	(14,272)	(20,309)
Noncash activity	(14,493)	–	–	(14,493)
Restructuring charges	–	8,750	3,003	11,753
Changes in estimate	(1,590)	–	1,590	–
Balance at December 31, 1999	2,065	7,724	8,006	17,795
Cash used	(219)	(2,133)	(3,667)	(6,019)
Noncash activity	(17)	–	–	(17)
Balance at December 31, 2000	1,829	5,591	4,339	11,759
Cash used	(1)	(5,591)	(3,487)	(9,079)
Noncash activity	–	–	12	12
Changes in estimate	(1,530)	–	1,530	–
Balance at December 31, 2001	$ 298	$ –	$ 2,394	$ 2,692

The Company believes that the remaining restructuring reserves as of December 31, 2001 are adequate and that no revisions of estimates are necessary at this time.

The Company's results of operations are dependent, in part, on its ability to predict and influence healthcare costs (through, among other things, appropriate benefit design, utilization review and case management programs, risk-transfer and risk-sharing and payment arrangements with providers) while providing members with coverage for the healthcare benefits provided under their contracts. However, the Company's ability to contain such costs may be adversely affected by various factors, including, but not limited to, changes in the historical patterns of healthcare utilization and/or unit costs generally and directly or indirectly related to the "war on terrorism" or the concerns of members or providers due to the threat of terrorism, new technologies and healthcare practices, hospital costs, changes in demographics and trends, changes in laws and regulations, mandated benefits or practices, selection biases, increases in unit costs paid to providers, termination of provider arrangements, termination of, or disputes under, risk-transfer or risk-sharing arrangements, major epidemics, catastrophes, acts of terrorism or war, inability to establish or maintain acceptable compensation agreements with providers, higher utilization of medical services, including, without limitation, higher out-of-network utilization under point-of-service plans, operational and regulatory issues and numerous other factors may affect the Company's ability to control such costs. The Company attempts to use its medical cost-containment capabilities, such as claims auditing systems, with a view to reducing the rate of growth in healthcare service expense.

Results of Operations

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Total revenues for the year ended December 31, 2001 were $4.42 billion, up 7.5% from $4.11 billion in the prior year. Net income attributable to common stock in 2001 totaled $322.4 million, or $3.21 per diluted common share, compared with $191.3 million, or $2.02 per diluted common share in 2000 (including the effect of recapitalization charges in 2000). During 2000, the Company recorded an extraordinary charge of $20.3 million, net of income tax benefits of $13.9 million, in connection with the prepayment of its Term Loan and the repurchase or tender of its $200 million Senior Notes. The extraordinary charges included premiums paid, transaction costs and the write-off of unamortized original issuance debt costs. In addition, the Company completed an exchange agreement for all of its outstanding Preferred Stock and incurred costs of approximately $41.1 million related to the write-off of unamortized preferred stock discount and costs from the original issuance in 1998 and related transaction fees. Results for 2001 and 2000 were also positively impacted by approximately $15 million and $86 million, respectively, of favorable development of prior period estimates of medical costs and claims recoveries and New York Stabilization Pool recoveries. See "Liquidity and Capital Resources" and "Overview."

The following tables show plan revenues earned and membership by product:

(In thousands)	2001	2000
Revenues:		
Freedom, Liberty and other plans	$ 3,114,138	$ 2,839,999
HMOs	538,958	505,946
Commercial	3,653,096	3,345,945
Medicare	659,295	677,452
Total premium revenues	4,312,391	4,023,397
Third-party administration, net	13,791	15,390
Investment and other income	95,046	73,015
Total revenues	$ 4,421,228	$ 4,111,802

	As of December 31,	
	2001	2000
Membership:		
Freedom, Liberty and other plans	1,154,100	1,115,400
HMOs	218,200	221,600
Commercial	1,372,300	1,337,000
Medicare	77,800	92,000
Total fully insured	1,450,100	1,429,000
Third-party administration	60,000	62,400
Total membership	1,510,100	1,491,400

Total commercial premiums earned for the year ended December 31, 2001 were $3.65 billion, compared with $3.35 billion in the prior year. Average premium yield increases were 8.3% and member months increased 0.9% for commercial products during 2001. Overall commercial membership increased by 2.6% at December 31, 2001 compared with the prior year primarily due to growth in the Company's Freedom Plan group of products. The Company expects commercial enrollment to grow by approximately 2% in 2002, excluding the anticipated impact of the acquisition of MedSpan, Inc., the parent of a Connecticut HMO, anticipated to be completed by the end of the first quarter of 2002.

Premiums earned from the Company's Medicare programs decreased 2.7% to $659.3 million in 2001 compared with $677.5 million in 2000. The overall decrease was attributable to a 7.6% decrease in member months of Medicare programs, due to the withdrawal from certain New Jersey counties in January 2001. The member month decline was partially offset by a 5.3% increase in premium yields as a result of annual rates of increase from the Centers for Medicare and Medicaid Services ("CMS") and the county-specific mix of membership. The Company expects its Medicare membership to be about 11,000 members lower in 2002 as the result of withdrawals from Medicare in all but Hudson County in New Jersey and the withdrawal from Nassau County in New York. The lower levels are expected to result in 2002 Medicare revenue being approximately $100 million lower than in 2001. Reimbursement levels for the Company's 2002 Medicare business are expected to be approximately 2% higher than 2001 on a county-specific basis due to minimum CMS-mandated increases. The average per member reimbursement will likely be higher due to a change in the Company's county-specific mix of business. The Company believes that future Medicare premiums may not keep up with the cost of healthcare increases. Given current public policy and the fact that Medicare premiums are not scheduled to keep up with the cost of healthcare, it is possible that the Company may decrease its Medicare membership further by, among other things, reducing benefits and exiting additional counties.

Net investment and other income for the year ended December 31, 2001 increased 30.2% to $95 million from $73 million in the prior year. Net investment income increased $16.1 million, or 20.8%, to $93.6 million in 2001 compared with $77.4 million in 2000. The improvement is due primarily to a $20.5 million increase in capital gains realized during the year, partially offset by a decrease in interest income due to lower investment yields. Included in other income for the year ended December 31, 2000 are losses on the sale of fixed assets of approximately $5.4 million, investment valuation losses of approximately $1.5 million and gains on asset disposals of $1.6 million. See "Liquidity and Capital Resources."

Healthcare service expense stated as a percentage of premium revenues (the "medical loss ratio") was 78.9% for 2001 compared with 77.5% for 2000. Overall per member per month revenue in 2001 increased 6.8% to $247.80 from $231.96 in 2000 due primarily to a 8.3% increase in premium yields for the Company's commercial products and lesser increases for the Company's Medicare programs. Overall per member per month healthcare services expenses increased 8.8% to $195.45 in 2001 from $179.67 in 2000. For the year ended December 31, 2001, net favorable development of prior period medical cost estimates, other reserve adjustments and recoveries from the New York Stabilization Pool approximated $15 million. For the year ended December 31, 2000, healthcare services expense benefited from favorable development of prior period estimates of medical costs of approximately $47.7 million, claim recoveries of approximately $13.2 million and additional New York Stabilization Pool recoveries applicable to 1997 and 1998 of approximately $25.1 million. Excluding these items, the medical loss ratio ("MLR") would have been 79% for 2001 and 79.6% for 2000. Healthcare services expense benefited from initiatives to improve healthcare utilization and reduce costs, as well as a change in membership mix whereby government program membership was reduced.

In 2001 and 2000, the Company expensed a total of $59 million and $63 million, respectively, for graduate medical education and a total of $43.3 million and $38.9 million, respectively, for hospital bad debt and charity care. See "Liquidity and Capital Resources."

Marketing, general and administrative expenses increased $12.7 million, or 2.7%, to $489.1 million for 2001 compared with $476.4 million for 2000. Marketing, general and administrative expenses as a percent of operating revenue improved to 11.3% in 2001 compared with 11.8% in 2000. The increase in dollars spent in 2001 when compared with the prior year is primarily due to increased information technology spending and broker commissions. Partially offsetting these increases were lower payroll, benefits and occupancy costs, the result of reduced staffing levels and lower depreciation charges. During 2001, the Company recorded a charge of $10 million for estimated legal expenses related to the securities class action pending against the Company that may not be recoverable from one of the Company's primary director's and officer's insurance carriers due to its insolvency. Included in marketing, general and administrative expenses for 2001 and 2000 are severance charges of approximately $6.4 million and $7.5 million, respectively. Administrative costs in future periods may also be adversely affected by costs associated with responding to regulatory inquiries, investigations and defending pending securities class actions and other litigation, including fees and disbursements of counsel and other experts to the extent such costs are not reimbursed under existing policies of insurance.

The Company incurred interest and other financing charges of $15.6 million and $29.4 million in 2001 and 2000, respectively, related to bank debt. Interest on bank debt decreased in part during 2001 due to the repayment in full of the Term Loan during the second quarter of 2000. During December 2000, the Company completed a capital restructuring, whereby all outstanding Senior Notes were repurchased or tendered and replaced with new senior bank facilities totaling $250 million, $175 million of which is a 5½ year term loan (the "New Term Loan") and $75 million of which is a five-year revolving credit facility (the "Revolver," together with the New Term Loan, the "Senior Credit Facilities"). In addition, the Company repaid approximately $21.9 million of its New Term Loan during the year ended December 31, 2001. See "Liquidity and Capital Resources – Financing." The Company's average interest rate on bank debt was 9.4% in 2001 compared with 12.1% in 2000. Interest expense on capital leases approximated $0.9 million in 2000. Interest expense on delayed claims totaled $3.4 million in 2001 compared with $4 million in 2000, reflecting more timely payment of claims and lower levels of older claims outstanding.

During the second quarter of 1998, the Company incurred a net loss of $507.6 million. At that time, the Company evaluated the deferred tax assets arising from the net loss and established a valuation allowance pending the results of its restructuring. Based on management's analysis during 1998, management concluded that it was not more likely than not that all of its deferred tax assets would be fully realized. In that regard, the Company established a valuation allowance of $282.6 million as of December 31, 1998.

In light of the Company's progress from 1999 through 2001, estimates of future earnings and the expected timing of the reversal of other net tax-deductible temporary differences, management concluded that a valuation allowance was no longer necessary for substantially all of the remaining deferred tax assets at December 31, 2001. The income tax expense (benefit) recorded for the years ended December 31, 2001, 2000 and 1999 includes the reversal of $21 million, $10 million and $225 million, respectively, of deferred tax valuation allowances. The Company adjusted its net deferred tax assets during 2000 to reflect anticipated tax rates relating to the periods when the net deferred tax assets are expected to reverse. The impact was to increase the 2000 income tax expense by approximately $11.8 million. The remaining valuation allowance at December 31, 2001 of $3.1 million relates primarily to the recognition of certain restructuring-related, and property and equipment deferred tax assets. Management believes that the Company will obtain the full benefit of the net deferred tax assets recorded at December 31, 2001.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

Total revenues for the year ended December 31, 2000 were $4.1 billion, down 2% from $4.2 billion in the prior year. Net income attributable to common stock in 2000 totaled $191.3 million, or $2.02 per diluted common share (including the effect of recapitalization charges in 2000), compared with $274.4 million, or $3.26 per diluted common share in 1999, which included a $225 million tax benefit. During 2000, the Company recorded an extraordinary charge of $20.3 million, net of income tax benefits of $13.9 million, in connection with the prepayment of the Term Loan and the repurchase or tender of its $200 million Senior Notes. The extraordinary charges include premiums paid, transaction costs and the write-off of unamortized original issuance debt costs. In addition, the Company completed an exchange agreement for all of its outstanding Preferred Stock and incurred costs of approximately $41.1 million related to the write-off of unamortized preferred stock discount and costs from the original issuance in 1998 and related transaction fees. Results of operations in 1999 were adversely affected by net

restructuring charges of $19.9 million and a charge of $24 million for litigation insurance coverage. See "Liquidity and Capital Resources" and "Overview."

The following tables show plan revenues earned and membership by product:

(Dollars in thousands)	2000	1999
Revenues:		
Freedom, Liberty and other plans	$2,839,999	$2,848,931
HMOs	505,946	500,888
Commercial	3,345,945	3,349,819
Medicare	677,452	737,754
Medicaid	–	11,983
Government programs	677,452	749,737
Total premium revenues	4,023,397	4,099,556
Third-party administration, net	15,390	15,578
Investment and other income	73,015	82,632
Total revenues	$4,111,802	$4,197,766

	As of December 31, 2000	1999
Membership:		
Freedom, Liberty and other plans	1,115,400	1,210,500
HMOs	221,600	235,400
Commercial	1,337,000	1,445,900
Medicare	92,000	97,700
Total fully insured	1,429,000	1,543,600
Third-party administration	62,400	50,100
Total membership	1,491,400	1,593,700

Total commercial premiums earned for the year ended December 31, 2000 were basically unchanged at $3.3 billion compared with the prior year. A 9.8% decrease in member months in the Company's commercial healthcare programs, primarily due to a 10.3% member month decrease in the Freedom Plan, was offset by average premium yield increases in commercial programs of 10.7% when compared with 1999. The Company experienced attrition of commercial members in its core commercial markets beginning in 1999 through the third quarter of 2000, adversely affecting revenue. The majority of the attrition in commercial members was concentrated in the small group market, where the Company's switch to four-tier pricing contributed to the decline in membership. Although commercial membership declined 7.5% year over year, overall commercial membership increased from the third to fourth quarter of 2000.

Premiums earned from the Company's Medicare programs decreased 8.2% to $677.5 million in 2000 compared with $737.8 million in 1999. The overall decrease was attributable to a 16.9% decrease in member months of Medicare programs, due to the withdrawal from Suffolk County, N.Y., in January 2000, partially offset by an 8.7% increase in premium yields.

Net investment and other income for the year ended December 31, 2000 decreased 11.6% to $73 million from $82.6 million in the prior year. Net investment income increased $15.3 million, or 24.7%, to $77.4 million in 2000 compared with $62.1 million in 1999. The improvement is due primarily to an increase in interest income due to higher investment yields and invested balances and a $5 million increase in capital gains realized during the year. Included in other income for the year ended December 31, 2000 are losses on the sale of fixed assets of approximately $5.4 million, investment valuation losses of approximately $1.5 million and gains on asset disposals of $1.6 million. In 1999, other income includes a $13.5 million gain on the sale of the Company's New York Medicaid business and a $7 million gain on the sale of the business and certain assets of the Company's wholly owned mail order pharmacy subsidiary, Direct Script, Inc. See "Liquidity and Capital Resources."

Healthcare service expense stated as a percentage of premium revenues (the "medical loss ratio") was 77.5% for 2000 compared with 82.1% for 1999. Overall per member per month revenue in 2000 increased 9.4% to $231.96 from $212.12 in 1999 due primarily to a 10.7% increase in premium yields for the Company's commercial products and lesser increases for the Company's Medicare programs. Overall per member per month healthcare services expenses increased 3.2% to $179.67 in 2000 from $174.13 in 1999. For the year ended December 31, 2000, healthcare services expense benefited from favorable development of prior period estimates of medical costs of approximately $47.7 million, claim recoveries of approximately $13.2 million and additional New York Stabilization Pool recoveries applicable to 1997 and 1998 of approximately $25.1 million. Excluding these items, the MLR was 79.6% for 2000. Healthcare services expense benefited from initiatives to improve healthcare utilization and reduce costs, as well as a change in membership mix whereby government program membership was reduced. Healthcare services expense in 1999 included the favorable development of prior period estimates of medical costs and claim recoveries of approximately $28.6 million. Excluding favorable development and claims recoveries in 1999, the 1999 MLR was 82.8%.

In 2000 and 1999, the Company expensed a total of $63 million and $73.9 million, respectively, for graduate medical education and a total of $38.9 million and $41.9 million, respectively, for hospital bad debt and charity care.

Marketing, general and administrative expenses decreased $122.7 million, or 20.5%, to $476.4 million for 2000 compared with $599.2 million for 1999. Marketing, general and administrative expenses as a percent of operating revenue were 11.8% in 2000 compared with 14.6% in 1999. Significant expense reductions in 2000 compared to 1999 include $44.9 million in payroll and employee-related expenses, $20.3 million in occupancy and depreciation costs, $15.1 million in operating costs (primarily equipment rental and maintenance, telephone, postage expense and other services), $8.7 million in marketing and outside services and $24 million in other general and administrative costs, representing a charge in 1999 for the purchase of insurance policies for litigation matters. Included in marketing, general and administrative expenses for 2000 are severance charges of approximately $7.5 million.

The Company incurred interest and other financing charges of $29.4 million and $38.3 million in 2000 and 1999, respectively, related to bank debt. Interest on bank debt decreased during 2000 due to the repayment in full of the Term Loan during the second quarter of 2000. During December 2000, the Company completed a capital restructuring, whereby all outstanding Senior Notes were repurchased or tendered and replaced with the Senior Credit Facilities. See "Liquidity and Capital Resources – Financing." Interest expense on capital leases aggregated $0.9 million in 2000 and $2 million in 1999. Interest expense on delayed claims totaled $4 million in 2000 compared with $9.2 million in 1999, reflecting a more timely payment of claims and lower levels of older claims outstanding.

In light of the Company's progress during 1999 and 2000, estimates of future earnings and the expected timing of the reversal of other net tax-deductible temporary differences, management concluded that a valuation allowance was no longer necessary for its federal net operating loss carryforwards and certain other temporary differences. The income tax expense (benefit) recorded for the years ended December 31, 2000 and 1999 includes the reversal of $10 million and $225 million, respectively, of deferred tax valuation allowances. The Company adjusted its net deferred tax assets during 2000 to reflect anticipated tax rates relating to the periods when the net deferred tax assets are expected to reverse. The impact was to increase 2000 income tax expense by approximately $11.8 million. The remaining valuation allowance at December 31, 2000 of $24.1 million relates primarily to capital loss carryforwards and certain state net operating loss carryforwards.

As of December 31, 2000, the Company had federal net operating loss carryforwards for tax purposes of approximately $202 million, which, if unused, will begin to expire in 2012.

Inflation

Although the rate of inflation has remained relatively stable in recent years, healthcare costs have generally been rising at a significantly higher rate than the consumer price index. The Company employs various means to reduce the negative effects of inflation. The Company has increased overall commercial premium rates when practicable in order to attempt to maintain margins. The Company's cost-control measures and risk-sharing and cost-containment arrangements with various healthcare providers may mitigate the effects of inflation on its operations. There is no assurance that the Company's efforts to reduce the impact of inflation will be successful or that the Company will be able to increase premiums to offset cost increases associated with providing healthcare.

Liquidity and Capital Resources

As of December 31, 2001, the Company had approximately $1.3 billion in current cash and marketable securities, including approximately $180 million at the parent company. In addition, in January 2002, the parent company received a dividend from its New York HMO of $80 million. Parent company cash is used for, among other things, capital expenditures, acquisitions, debt repayment, stock repurchases, costs of litigation and other general corporate purposes. A significant portion of parent company cash is directly dependent upon operating profits generated by the Company's regulated operating subsidiaries and the ability to receive dividends from those subsidiaries beyond amounts that would be payable without prior regulatory approval. There is no assurance that the Company will receive regulatory approval for these future dividend payments. Cash provided by operations was $613.8 million in 2001 compared with $404.7 million in 2000. The improvement is primarily attributable to increased net earnings, a new pharmacy benefit management agreement, improved working capital management and the benefit of one extra collection day in December 2001.

During 2001, the Company received distributions from the 1997 and 1998 New York Stabilization Pool of approximately $25.1 million and collected receivables of approximately $22 million from a healthcare risk contract for fiscal 1999 and 2000. These assets were classified as other receivables in the Company's December 31, 2000 consolidated balance sheet. In September 2001, the Company entered into a five-year agreement with Merck-Medco, effective beginning January 1, 2002, pursuant to which Merck-Medco and certain of its subsidiaries will provide pharmacy benefit management services, including retail and mail-order pharmacy services, to the Company's members. This agreement provided for a payment of $4.5 million to Oxford to offset systems and other costs associated with implementation of designated

services. In addition to the pharmacy services agreement, the Company also entered into an alliance agreement with Merck-Medco under which the Company will develop, de-identify and provide certain historic and current information and furnish strategic consultative, and other services to Merck-Medco over a five-year period in return for a total payment of approximately $82.9 million. The Company received these amounts, which are included in unearned revenue at December 31, 2001, during the third and fourth quarters of 2001. Substantially all of these amounts will be amortized to income on a straight-line basis beginning January 1, 2002. The Company anticipates that operating cash flow in 2002 will be lower than that in 2001 as a result of the non-recurring receipts described above and higher income tax payments.

Capital expenditures totaled $21.4 million during 2001 compared with $12.8 million in 2000. This amount was used primarily for computer equipment and software, including approximately $13.6 million paid under the Company's computer system outsource agreement. The Company currently anticipates that capital expenditures in 2002 will be approximately $35 million, a significant portion of which will be devoted to management information systems, including amounts due under the Company's computer systems outsource agreement. In May 2001, the Company purchased all of the outstanding shares of Investors Guaranty Life Insurance Company ("IGL"), a California insurance company, for approximately $11.8 million, net of cash acquired. The acquisition is intended to allow the Company to, among other things, expand offerings of its various health plans to New York- and New Jersey-based employers with employees outside the tri-state area. The Company made additional investments of approximately $7.7 million in 2001 and $1 million in 2002, for a total investment of approximately $11 million, in MedUnite, Inc., a company originally founded by certain healthcare payors to create an Internet-based healthcare transaction system.

Cash used by financing activities totaled $364.6 million for the year ended December 31, 2001, compared with $519.7 million in 2000. During 2001, the Company repaid approximately $21.9 million of its New Term Loan. In July 2001, the Company's Board of Directors approved a share repurchase program for up to $250 million of the Company's outstanding common stock through August 1, 2003. In November 2001, the Company's Board of Directors approved an increase of $250 million to its existing share repurchase program and extended the program through September 2003. The program authorizes the Company to purchase shares on the open market and in privately negotiated transactions from time to time depending on general market conditions. Through December 31, 2001, the Company had repurchased approximately 13 million of its common shares at an aggregate cost of approximately $366.5 million. The Company has remaining repurchase authority of approximately $133.5 million as of December 31, 2001. During 2000, the Company retired its $150 million Term Loan and its $200 million Senior Notes, including premiums of approximately $26.4 million. In addition, the Company consummated two transactions, including an exchange and repurchase agreement during the fourth quarter of 2000, whereby the Company paid a total of $350 million to repurchase certain of the shares of Preferred Stock and approximately 11.5 million of the outstanding warrants. The Company entered into new Senior Credit Facilities during 2000 that included a term loan of $175 million and a revolving credit facility of $75 million, which has not been drawn. Under the terms of the new Senior Credit Facilities, the Company must make scheduled payments and reductions in the revolving credit facility and must prepay the term loan or reduce the revolving credit facility upon the occurrence of certain events, as defined. See "Liquidity and Capital Resources – Financing." The Company paid cash dividends on the then outstanding Preferred Stock of approximately $13.8 million during 2000. Proceeds from the exercise of stock options were approximately $29.5 million during 2001 compared with $64.6 million and $18.2 million in 2000 and 1999, respectively.

In December 2001, the Company signed a definitive agreement to acquire MedSpan, Inc. ("MedSpan"), a provider-sponsored managed healthcare organization, for cash of approximately $19 million. MedSpan's network services approximately 52,000 commercial members and approximately 22,000 self-funded members in Connecticut and had total commercial HMO revenues of approximately $128.1 million in 2001. The transaction, which is subject to customary conditions including regulatory approvals, is anticipated to close by the end of the first quarter of 2002. The acquisition of MedSpan is not expected to have a material effect on the Company's financial condition or results of operations in 2002.

Cash and investments aggregating $58.8 million at December 31, 2001 have been segregated as restricted investments to comply with state regulatory requirements. With respect to the Company's HMO and insurance subsidiaries, the minimum amount of surplus required is based on formulas established by the state insurance departments. At December 31, 2001, the Company's regulated subsidiaries had statutory net worth of approximately $448.3 million, or approximately $257.2 million in excess of current regulatory requirements. The Company primarily manages its subsidiary capital against 125% of Risk-Based Capital ("RBC") rules, although RBC standards are not yet applicable to all of the

Company's operating subsidiaries. Under Company Action Level ("CAL") RBC, the Company had approximately $206.3 million of excess capital. The Company's subsidiaries are subject to certain restrictions on their ability to make dividend payments, loans or other transfers of cash to the parent company. These restrictions limit the ability of the Company to use cash generated by subsidiary operations to pay the obligations of the parent, including debt service and other financing costs. The Company intends to continue to seek dividends for capital in excess of 125% of CAL RBC standards from most of its subsidiaries. The Company currently estimates amounts requested for dividends to be approximately $146 million, $80 million of which was received in January 2002. There is no assurance that the Company will receive regulatory approval for these future dividends. During 2001 and 2000, the Company's HMO subsidiaries paid dividends to the parent company of approximately $328.4 million and $317.6 million, respectively, and the Company made cash contributions to its HMO and insurance subsidiaries of approximately $6 million and $4.5 million during 2000 and 1999, respectively. The capital contributions were made to ensure that each subsidiary had sufficient surplus under applicable regulations after giving effect to operating results and reductions to surplus resulting from the non-admissibility of certain assets. The Company may be required to contribute additional amounts to MedSpan in 2002 in order to maintain capital at 125% of CAL RBC. In addition, a dividend of approximately $80.1 million was approved and paid in January 2002 from the Company's indemnity insurance company to its parent company, Oxford's New York HMO. New York State regulatory authorities authorized the repayment in 2000 of a $38 million surplus note plus $6 million in accrued interest by Oxford NY to the parent company. Although the Company received dividends from its HMO subsidiaries in 2001 and 2000, there can be no assurances that such dividend payments will be made in future periods.

In September 1998, the National Association of Insurance Commissioners ("NAIC") adopted new minimum capitalization requirements, known as risk-based capital rules, for healthcare coverage provided by HMOs and other risk-bearing healthcare entities. Depending on the nature and extent of the rules ultimately adopted by each state, there could be an increase in the minimum capital requirement for certain of the Company's regulated subsidiaries. The Connecticut Department of Insurance has promulgated regulations based on the NAIC model that are applicable to its 2001 annual financial statements. Neither New York nor New Jersey has enacted similar legislation. Legislation has been introduced in the New York State Senate to strengthen current solvency regulations to allow the New York State Insurance Department ("NYSID") to take over failing health plans without a court order; however, capitalization requirements continue to be subject to state interpretation from time to time. The Company believes that the current capitalization of the subsidiaries is sufficient to meet these requirements.

The New Jersey State legislature has passed legislation that includes a $50 million assessment on HMOs in the state proportionate to market share to be collected over a three-year period. The Company paid $1.8 million in 2001 related to this assessment and may be required to pay a similar amount in 2002.

The Company's medical costs payable was $595.1 million as of December 31, 2001 compared with $612.9 million as of December 31, 2000. The Company estimates the amount of its IBNR reserves and other medical costs payable using standard actuarial methodologies based upon historical data, including the average intervals between the date services are rendered and the date claims are received and paid, denied claims activity, expected medical cost inflation, seasonality patterns and changes in membership. During the past three years, there has been no significant adverse development of actual claims history when compared with recorded reserves. Due to the nature of healthcare services, claims submission methods and processing, and payment practices utilized by the Company, there is a relatively short time lag between service provided and claim payment. During the past two years, approximately 95% of claims have been paid within six months of incurral. The Company revises its estimates for IBNR in future periods based upon continued actuarial analysis of claims payments, receipts and other items subsequent to the incurral period. Revisions to estimates, where material, have been disclosed and are recorded in the period they arise. The liability is also affected by shared-risk arrangements, including arrangements relating to the Company's Medicare business in certain counties. In determining the liability for medical costs payable, the Company accounts for the financial impact of the transfer of risk for certain Medicare members and the experience of risk-sharing providers who may be entitled to credits from Oxford for favorable experience or subject to deductions for accrued deficits, as well as the impact of cost-containment arrangements and reserves for estimated settlements. In the case of the prior North Shore-Long Island Jewish Health System ("North Shore") Medicare risk arrangement discussed below, the Company maintains a reserve for a portion of the potential claims liability though the payment obligation has been transferred to North Shore for claims incurred prior to January 1, 2002. The Company believes that its reserves for medical costs payable are adequate to satisfy its ultimate claim liabilities.

The Company currently has risk-sharing agreements with two hospitals and a provider organization covering approximately 21,000 Medicare members. Premium revenues

for the Medicare members covered under risk-share agreements in place at December 31, 2001 totaled approximately $251 million and $240 million in 2001 and 2000, respectively. Prior to January 1, 2002, the Company had transferred the medical cost risk for its Medicare members in certain New York counties to North Shore. However, as of January 1, 2002, the Company exited the Medicare line of business on Long Island. Although North Shore is obligated under the contract to pay all claims for dates of service through December 31, 2001, the Company is ultimately responsible for any claims not paid by North Shore. The Company is continuing to explore other risk-sharing or risk-transfer opportunities relating to its remaining Medicare members with providers and other organizations.

The Company and certain of its former and present Directors and Officers are currently defendants in certain securities class actions. In the fourth quarter of 1999, the Company purchased new insurance policies providing additional coverage of, among other things, judgments and settlements, if any, incurred by the Company and individual defendants in certain pending lawsuits and investigations, including among others, the securities class action pending against the Company and certain of its directors and officers and the pending stockholder derivative actions. Subject to the terms of the policies, the insurers have agreed to pay 90% of the amount, if any, by which covered costs exceed a retention of between $155 million and $165 million (the "Retention"), provided that the aggregate amount of insurance under these new policies is limited to $200 million over the Retention. A charge of $24 million for premiums and other costs associated with the new insurance coverage was included in the Company's results of operations for 1999. The policies do not cover taxes, fines or penalties imposed by law or the cost to comply with any injunctive or other non-monetary relief or any agreement to provide any such relief. The coverage under the new policies is in addition to approximately $25 million of coverage remaining under preexisting primary insurance that is not subject to the Retention applicable to the new policies. The Company has fully reserved for anticipated legal expenses for this matter. Of the remaining $25 million in primary insurance coverage, collectibility of some portion of $15 million is in doubt because one of the Company's Directors and Officers insurance carriers, Reliance Insurance Company ("Reliance"), was placed in liquidation in October 2001 by the Commonwealth Court of Pennsylvania. Accordingly, during the third quarter of 2001, the Company recorded a charge of $10 million related to a provision for estimated insurance recoveries that may not be recoverable from Reliance. The Company, in the opinion of management with the advice of external counsel, has substantial defenses to the plaintiff's claims and may ultimately prevail. These matters continue toward a trial. At the present time, no amount or range of loss can be reasonably estimated. Accordingly, the Company has not recorded a liability for a potential unfavorable judgement. In the event the Company ultimately suffers a judgment, or settles such actions prior to trial, the Company would be liable to fund such judgment or settlement up to the Retention, less any remaining available primary Directors and Officers insurance. The Company has $200 million in insurance over the Retention (subject to the 10% co-pay referred to above) and would be uninsured for any liability exceeding these amounts. There can be no assurance as to the ultimate result in this litigation.

Financing

In order to fund operating losses incurred in 1997 and 1998 and make necessary capital contributions to its HMO and insurance subsidiaries, in May 1998, the Company raised a total of $700 million in capital (the "Financing") through the following arrangements: (i) the Company sold $350 million of Preferred Stock to TPG Partners II, L.P. (formerly TPG Oxford LLC) and certain of its affiliates and designees ("TPG Investors") under an Investment Agreement, dated as of February 23, 1998, as amended (the "Investment Agreement"), together with warrants to acquire up to 22,530,000 shares of the Company's common stock at an exercise price of $17.75; (ii) the Company issued $200 million of Senior Notes and (iii) the Company entered into the $150 million Term Loan. Simultaneously with these transactions, Norman C. Payson, MD, the Company's Chairman and Chief Executive Officer, purchased 644,330 newly issued shares of Oxford common stock for a purchase price of $10 million.

In February 2000, the Company commenced a capital restructuring with the repurchase of (i) $130 million of Preferred Stock and (ii) $19 million of loans outstanding under its existing Term Loan. In May 2000, the Company prepaid the remaining $131 million balance of the Term Loan, including pre-payment premiums, for a total amount of $134.3 million. During the second half of 2000, the Company repurchased or tendered all of its $200 million Senior Notes and paid $22.4 million in tender and consent premiums. The purchase price for each $1,000 principal amount of the remaining Senior Notes validly tendered and accepted was determined based on a fixed spread of 0.5% over the yield to maturity of the 7.5% U.S. Treasury Note due May 15, 2002. All of the outstanding Senior Notes were tendered with consent. The total purchase price, including tender and consent premiums, was approximately $215.9 million, or $1,115.50 per $1,000 principal amount. In addition, in December 2000, the Company consummated an exchange and repurchase agreement pursuant to which, among other things, (i) the Company paid $220 million to TPG Investors to repurchase certain of the shares of

Preferred Stock and certain of the warrants and (ii) TPG Investors exchanged their remaining shares of Preferred Stock and remaining warrants for 10,986,455 newly issued shares of common stock (the "Recapitalization"). The TPG Investors agreed not to sell the newly issued shares of common stock prior to February 15, 2001. In connection with the Recapitalization in the fourth quarter of 2000, the Company incurred costs of approximately $38.5 million related to the write-off of unamortized Preferred Stock discount and costs from the original issuance in 1998 and related transaction fees. Accordingly, as of the end of 2000, the Company had no warrants, Preferred Stock or Senior Notes remaining outstanding.

During 2000, the Company recorded an extraordinary charge of $20.3 million, net of income tax benefits of $13.9 million, in connection with the prepayment of the Term Loan and the repurchase or tender of its $200 million Senior Notes. The extraordinary charges include premiums paid, transaction costs and the write-off of unamortized original issuance debt costs.

Simultaneously with the consummation of the Recapitalization and the tender offer for the Senior Notes, the Company entered into the Senior Credit Facilities, comprised of the $175 million Term Loan and the $75 million Revolver. The proceeds of the New Term Loan were used, along with available Company cash, to fund the Recapitalization. The Company has not drawn on the Revolver.

The agreement governing the Senior Credit Facilities (the "Credit Agreement") provides for scheduled quarterly repayments of principal of the New Term Loan with a final maturity of June 2006. The Credit Agreement provides for voluntary prepayments of principal and voluntary reductions in commitments under the Revolver without penalty of a minimum amount of $5 million and mandatory prepayments of principal from proceeds upon the occurrence of certain events. Mandatory prepayments of principal and/or reductions in the Revolver are required from (i) the net proceeds from the sale of assets, subject to certain exceptions; (ii) 50% of the net proceeds from certain equity issuances; and (iii) the net proceeds from the issuance of debt securities. The Credit Agreement also provides for mandatory prepayment of the entire amount outstanding under the Senior Credit Facilities at a 1% premium upon the occurrence of a change in control (as defined). In July 2001, the Company and its Lenders amended the Credit Agreement (the "Amendment") to, among other things, (i) eliminate the mandatory prepayment provisions as they related to excess cash flows, (ii) allow the Company to use unrestricted Parent Company cash to repurchase common stock and make other payments as defined in the Credit Agreement, subject to a minimum of $150 million of liquidity and (iii) allow the Company, subject to certain restrictions, to borrow an additional $300 million. As a result of the Amendment, the Company adjusted the amounts included in current and long-term liabilities to reflect the scheduled repayments of principal according to the New Term Loan. At December 31, 2000, prior to the Amendment and based on financial projections at that time for 2001 and 2002, the Company expected to repay the New Term Loan in full by June 30, 2002. Accordingly, a portion of the debt had been classified as current at December 31, 2000 based on these estimates.

The commitment under the Revolver shall be reduced to $50 million plus the then outstanding amount upon the settlement of certain securities litigation, and $50 million on January 1, 2005, with the expiration of all commitments under the Revolver on December 31, 2005.

Borrowings under the Senior Credit Facilities bear interest, subject to periodic resets, at either a base rate ("Base Rate Borrowings") or LIBOR plus an applicable margin based on the Company's credit ratings. Interest on Base Rate Borrowings is calculated as the higher of (i) the prime rate or (ii) the federal funds effective rate plus 0.5% and is payable quarterly. Currently, interest is being calculated based on a $76 million tranche at a rate of approximately 5.5% through August 13, 2002, a $6.6 million tranche at a rate of approximately 5.34% through March 13, 2002, and a $70.6 million tranche at a rate of 5.92% through April 16, 2002. Commitment fees of 0.5% per annum are payable on the unused portion of the Revolver.

The Senior Credit Facilities grant a first priority lien to the Lenders on all property of the Company and material non-regulated subsidiaries and all capital stock of its material subsidiaries, and require the Company to maintain certain financial ratios and prohibit certain restricted payments, as defined.

Contractual Obligations

The Company is contractually obligated to make payments as follows within the next five years:

(Dollars in thousands)	Payments Due by Period				
	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 153,125	$26,250	$ 65,625	$ 61,250	$ –
Operating leases	45,100	10,800	18,400	7,600	8,300
Obligations under computer system outsource agreement	134,200	35,900	65,600	32,700	–
Total	$ 332,425	$72,950	$149,625	$101,550	$8,300

Operating lease terms generally range from one to five years with certain early termination or renewal provisions at the Company's option.

Under the computer system outsource agreement, Computer Sciences Corporation ("CSC") invoices the Company for base operating and capital costs, which covers payments for asset purchases and services, including data center operations and help desk services, among other things. Costs for CSC services and equipment utilization fluctuate based on the Company's actual usage and are billed by CSC at rates established in the agreement. The outsource agreement may be terminated by the Company at any time prior to its expiration, subject to early termination fees and penalties of approximately $15 million to $20 million through 2002, declining to approximately $8 million to $10 million in 2005.

The Company is subject to various contracts with certain healthcare providers, facilities and the federal government for the provision of healthcare services to its members. Such contracts involve payments to or from the Company, generally on a monthly basis, in the ordinary course of business and are not included in the table on page 24.

Quantitative and Qualitative Disclosures About Market Risk

The Company's consolidated balance sheet as of December 31, 2001 includes a significant amount of assets in which fair values are subject to market risk. Since a substantial portion of the Company's investments are in fixed income securities, interest rate fluctuations represent the largest market risk factor affecting the Company's consolidated financial position. Interest rates are managed within a tight duration band, generally averaging 3½ to 4½ years, and credit risk is managed by investing in U.S. government obligations, corporate debt, and asset- and mortgage-backed securities with high average quality ratings and maintaining a diversified sector exposure within the debt securities portfolio. The Company's investment policies are subject to revision based upon market conditions and the Company's cash flow and tax strategies, among other factors.

In May 2001, the Company adjusted its investment strategy based on projections of future cash flow needs and changes in the interest rate environment. In order to take advantage of a steepening yield curve, the Company extended the duration of the portfolio from an average of 2¼ years to an average duration between 3½ and 4½ years resulting in an increased sensitivity to interest rate changes. In addition to extending the portfolio's duration, the Company added mortgage- and asset-backed securities to its list of approved investments in an effort to improve its asset class diversification. The Company continues to require a high credit rating, A or higher, and maintains an average rating of AA+ on the overall portfolio.

In order to determine the sensitivity of the Company's investment portfolio to changes in market risk, valuation estimates were made on each security in the portfolio using a duration model. Duration models measure the expected change in security market prices arising from hypothetical movements in market interest rates. Convexity further adjusts the estimated price change by mathematically "correcting" the changes in duration as market interest rates shift. The model used industry standard calculations of security duration and convexity as provided by third-party vendors such as Bloomberg and Yield Book. For certain structured notes, callable corporate notes and callable agency bonds, the duration calculation utilized an option-adjusted approach, which helps to ensure that hypothetical interest rate movements are applied in a consistent way to securities that have embedded call and put features. The model assumed that changes in interest rates were the result of parallel shifts in the yield curve. Therefore, the same basis point change was applied to all maturities in the portfolio. The change in valuation was tested using positive and negative adjustments in yield of 100 and 200 basis points. Hypothetical immediate increases of 100 and 200 basis points in market interest rates would decrease the fair value of the Company's investments in debt securities as of December 31, 2001 by approximately $42.7 million and $83.7 million, respectively (compared to $20.6 million and $40.9 million as of December 31, 2000, respectively). Hypothetical immediate decreases of 100 and 200 basis points in market interest rates would increase the fair value of the Company's investment in debt securities as of December 31, 2001 by approximately $41.5 million and $81.8 million, respectively (compared to $20.7 million and $41.9 million as of December 31, 2000, respectively). Because duration and convexity are estimated rather than known quantities for certain securities, there can be no assurance that the Company's portfolio would perform in line with the estimated values. The year-over-year variation in the portfolio's sensitivity to changes in interest rates is a function of increased investment balances and an increase in the average duration of the portfolio.

Market for Common Equity and Related Stockholder Matters

The Company's common stock is traded on the New York Stock Exchange under the symbol "OHP." Prior to April 18, 2001, the Company traded under the symbol "OXHP" on NASDAQ. The following table sets forth the range of high and low sale prices for the common stock for the periods indicated as reported on the New York Stock Exchange in 2001 and the NASDAQ in 2000.

As of February 19, 2002, there were 1,008 shareholders of record of the Company's common stock.

	2001		2000	
	High	Low	High	Low
First Quarter	$ 37.06	$ 24.42	$15.97	$12.63
Second Quarter	31.50	24.13	24.25	13.88
Third Quarter	30.50	25.65	33.06	21.69
Fourth Quarter	31.27	23.05	42.25	27.06

The Company has not paid any cash dividends on its common stock since its formation and does not intend to pay any cash dividends on common stock in the foreseeable future. Additionally, the Company's ability to declare and pay dividends to its shareholders may be dependent on its ability to obtain cash distributions from its operating subsidiaries. The Company's ability to pay dividends is also restricted by insurance and health regulations applicable to its subsidiaries.

For a discussion of the repurchase of certain of the Series D and Series E Preferred Stock and warrants during 2000 coupled with the exchange of all remaining Preferred Stock and warrants for common stock of the Company, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

In July 2001, the Company's Board of Directors approved a share repurchase program for up to $250 million of the Company's outstanding common stock through August 1, 2003. In November 2001, the Company's Board of Directors approved an increase of $250 million to its existing share repurchase program and extended the program through September 2003. The program authorizes the Company to purchase shares on the open market and in privately negotiated transactions from time to time depending on general market conditions. Through December 31, 2001, the Company had repurchased approximately 13 million of its common shares at an aggregate cost of approximately $366.5 million. At December 31, 2001, the Company had remaining repurchase authority of approximately $133.5 million.

Independent Auditors' Report

The Board of Directors and Shareholders
Oxford Health Plans, Inc.:

We have audited the accompanying consolidated balance sheets of Oxford Health Plans, Inc. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity (deficit) and comprehensive earnings (loss) and cash flows for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oxford Health Plans, Inc. and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
New York, New York
January 25, 2002 (except for Note 21 as
to which the date is February 14, 2002)

Consolidated Balance Sheets

(In thousands, except share amounts)

As of December 31,	2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 345,530	$ 198,632
Investments – available-for-sale, at fair value	961,652	868,380
Premiums receivable, net	37,127	56,694
Other receivables	24,678	80,994
Prepaid expenses and other current assets	3,450	4,761
Deferred income taxes	83,416	46,102
Total current assets	1,455,853	1,255,563
Property and equipment, net	35,084	19,779
Deferred income taxes	8,348	102,133
Restricted investments – held-to-maturity, at amortized cost	58,813	57,194
Other noncurrent assets	18,627	9,941
Total assets	$1,576,725	$ 1,444,610
Liabilities and Shareholders' Equity		
Current liabilities:		
Medical costs payable	$ 595,064	$ 612,930
Current portion of long-term debt	26,250	147,000
Trade accounts payable and accrued expenses	116,601	103,459
Unearned revenue	201,225	88,299
Income taxes payable	47,789	–
Current portion of capital lease obligations	–	5,700
Total current liabilities	986,929	957,388
Long-term debt	126,876	28,000
Shareholders' equity:		
Preferred stock, $0.01 par value, authorized 2,000,000 shares; none issued and outstanding	–	–
Common stock, $0.01 par value, authorized 400,000,000 shares; issued and outstanding 100,353,007 in 2001 and 98,304,384 in 2000	1,004	983
Additional paid-in capital	605,661	561,857
Retained earnings (accumulated deficit)	215,165	(107,256)
Accumulated other comprehensive earnings	7,587	3,638
Treasury stock, at cost	(366,497)	–
Total shareholders' equity	462,920	459,222
Total liabilities and shareholders' equity	$1,576,725	$ 1,444,610

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(In thousands, except share amounts)

Years Ended December 31,	2001	2000	1999
Revenues:			
Premiums earned	$4,312,391	$4,023,397	$4,099,556
Third-party administration, net	13,791	15,390	15,578
Investment and other income, net	95,046	73,015	82,632
Total revenues	4,421,228	4,111,802	4,197,766
Expenses:			
Healthcare services	3,401,331	3,116,544	3,365,340
Marketing, general and administrative	489,143	476,422	599,151
Interest and other financing charges	19,003	34,332	49,626
Restructuring charges	–	–	19,963
Total expenses	3,909,477	3,627,298	4,034,080
Operating earnings before income taxes and extraordinary items	511,751	484,504	163,686
Income tax expense (benefit)	189,330	199,085	(156,254)
Net earnings before extraordinary item	322,421	285,419	319,940
Extraordinary item – Loss on early retirement of debt, net of income tax benefits of $13,916 in 2000	–	(20,325)	–
Net earnings	322,421	265,094	319,940
Less preferred dividends and amortization	–	(73,791)	(45,500)
Net earnings attributable to common shares	$ 322,421	$ 191,303	$ 274,440
Earnings per common share – basic:			
Earnings before extraordinary item	$ 3.35	$ 2.50	$ 3.38
Extraordinary item	–	(0.24)	–
Net earnings per common share	$ 3.35	$ 2.26	$ 3.38
Earnings per common share – diluted:			
Earnings before extraordinary item	$ 3.21	$ 2.24	$ 3.26
Extraordinary item	–	(0.22)	–
Net earnings per common share	$ 3.21	$ 2.02	$ 3.26
Weighted-average common stock and common stock equivalents outstanding:			
Basic	96,269	84,728	81,273
Effect of dilutive securities:			
Stock options	4,274	4,779	2,958
Warrants	–	5,066	–
Diluted	100,543	94,573	84,231

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity (Deficit) and Comprehensive Earnings (Loss)

(In thousands)

Years Ended December 31, 2001, 2000 and 1999

	Common Stock Number of Shares	Common Stock Par Value	Additional Paid-In Capital	Retained Earnings (Deficit)	Comprehensive Earnings	Accumulated Other Comprehensive Earnings (Loss)	Treasury Stock
Balance at January 1, 1999	80,516	$ 805	$ 506,243	$ (692,290)		$ 4,137	–
Exercise of stock options	1,470	15	18,171	–	–	–	–
Tax benefit realized on exercise of stock options	–	–	2,648	–	–	–	–
Compensatory stock grants under executive stock agreements	–	–	6,468	–	–	–	–
Preferred stock dividends and amortization of discount	–	–	(43,136)	–	–	–	–
Amortization of preferred stock issuance costs	–	–	(2,364)	–	–	–	–
Net income	–	–	–	319,940	$ 319,940	–	–
Depreciation in value of available-for-sale securities, net of deferred taxes	–	–	–	–	(21,882)	(21,882)	–
Comprehensive earnings					$ 298,058		–
Balance at December 31, 1999	81,986	820	488,030	(372,350)		(17,745)	–
Exercise of stock options	5,332	53	64,537	–	–	–	–
Issuance of common shares	10,986	110	194,900	–	–	–	–
Tax benefit realized on exercise of stock options	–	–	27,665	–	–	–	–
Repurchase of warrants	–	–	(141,408)	–	–	–	–
Compensatory stock grants under executive stock agreements	–	–	1,924	–	–	–	–
Preferred stock dividends and amortization of discount	–	–	(30,978)	–	–	–	–
Amortization of preferred stock issuance costs	–	–	(1,728)	–	–	–	–
Write-off of preferred stock discount and costs	–	–	(41,085)	–	–	–	–
Net income	–	–	–	265,094	$ 265,094	–	–
Appreciation in value of available-for-sale securities, net of deferred taxes	–	–	–	–	21,383	21,383	–
Comprehensive earnings					$ 286,477		–
Balance at December 31, 2000	98,304	983	561,857	(107,256)		3,638	–
Exercise of stock options	2,049	21	29,473	–	–	–	–
Tax benefit realized on exercise of stock options	–	–	12,411	–	–	–	–
Compensatory stock grants under executive stock agreements	–	–	1,920	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	–	(366,497)
Net income	–	–	–	322,421	$ 322,421	–	–
Appreciation in value of available-for-sale securities, net of deferred taxes	–	–	–	–	3,949	3,949	–
Comprehensive earnings					$ 326,370		–
Balance at December 31, 2001	100,353	$1,004	$ 605,661	$ 215,165		$ 7,587	$(366,497)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

Years Ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net earnings	$ 322,421	$ 265,094	$ 319,940
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	21,417	34,229	54,542
Deferred income taxes	66,127	190,596	(159,563)
Extraordinary item	–	20,325	–
Realized loss (gain) on sale of investments	(20,787)	(111)	5,181
Loss (gain) on sale of assets	–	5,365	(9,500)
Non-cash restructuring charges and write-downs of strategic investments	–	–	8,355
Credit for doubtful accounts and advances	–	–	(4,200)
Other, net	–	–	6,468
Changes in assets and liabilities:			
Premiums receivable	19,567	7,377	46,183
Other receivables	56,316	(48,406)	7,290
Prepaid expenses and other current assets	1,684	(899)	2,526
Medical costs payable	(17,866)	(43,133)	(189,934)
Trade accounts payable and accrued expenses	2,295	(19,853)	(39,995)
Income taxes payable	47,789	–	–
Unearned revenue	112,926	(8,856)	(8,838)
Other, net	1,920	2,976	(2,927)
Net cash provided by operating activities	613,809	404,704	35,528
Cash flows from investing activities:			
Capital expenditures	(21,386)	(12,774)	(8,987)
Purchases of available-for-sale securities	(1,193,074)	(466,999)	(868,655)
Sales and maturities of available-for-sale securities	1,130,811	450,082	919,940
Proceeds from sale of assets	–	2,734	12,450
Acquisitions, net of cash acquired	(19,483)	(2,300)	–
Other, net	798	10,030	3,237
Net cash provided (used) by investing activities	(102,334)	(19,227)	57,985
Cash flows from financing activities:			
Proceeds from exercise of stock options	29,494	64,590	18,186
Payments under capital leases	(5,700)	(12,554)	(16,534)
Proceeds of notes and loans payable	–	175,000	–
Redemption of notes and loans payable	(21,874)	(376,050)	–
Redemption of preferred stock, net of issuance expenses	–	(208,592)	–
Redemption of warrants	–	(142,122)	–
Cash dividends paid on preferred stock	–	(13,792)	–
Purchase of treasury stock	(366,497)	–	–
Debt issuance expenses	–	(6,207)	–
Net cash provided (used) by financing activities	(364,577)	(519,727)	1,652
Net increase (decrease) in cash and cash equivalents	146,898	(134,250)	95,165
Cash and cash equivalents at beginning of year	198,632	332,882	237,717
Cash and cash equivalents at end of year	$ 345,530	$ 198,632	$ 332,882
Supplemental schedule of non-cash investing and financing activities:			
Unrealized appreciation (depreciation) of investments	$ 4,920	$ 23,911	$ (21,882)
Obligation under outsource agreement	13,603	–	–
Preferred stock dividends paid in-kind	–	4,565	30,486
Amortization of preferred stock discount	–	12,619	12,650
Amortization of preferred stock issuance expenses	–	1,728	2,364
Tax benefit realized on exercise of stock options	12,411	27,665	2,648
Exchange of warrants for common stock	–	195,008	–
Write-off of preferred stock discount and costs	–	40,373	–

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

[1] Organization

Oxford Health Plans, Inc. ("Oxford" or the "Company") is a regional healthcare company providing healthcare coverage primarily in New York, New Jersey and Connecticut. Oxford was incorporated on September 17, 1984 and began operations in 1986. Oxford owns and operates three health maintenance organizations ("HMOs"), which are qualified as Competitive Medical Plans, and two insurance companies, and offers a health benefits administrative service.

Oxford's HMOs – Oxford Health Plans (NY), Inc. ("Oxford NY"), Oxford Health Plans (NJ), Inc. ("Oxford NJ") and Oxford Health Plans (CT), Inc. ("Oxford CT") – have been granted certificates of authority to operate as HMOs by the appropriate regulatory agencies of the states in which they operate. Oxford Health Insurance, Inc. ("OHI"), a wholly owned subsidiary of Oxford NY, currently does business under accident and health insurance licenses granted by the Department of Insurance in the states of New York and Connecticut, the Department of Banking and Insurance of New Jersey and the Commonwealth of Pennsylvania. As discussed in Note 13, in 2001, Oxford acquired all of the outstanding stock of Investors Guaranty Life Insurance Company ("IGL"), a California insurance company licensed to issue individual and group annuity, life and health insurance policies in most states. Further, in December 2001, the Company signed a definitive agreement to acquire MedSpan, Inc., a Connecticut healthcare organization, for cash consideration of approximately $19 million. The transaction is subject to customary conditions including regulatory approvals, and is anticipated to close during the first quarter of 2002.

Oxford maintains a healthcare network of physicians and ancillary healthcare providers who have entered into formal contracts with Oxford. These contracts set reimbursement at either fixed levels or pursuant to certain risk-sharing arrangements and require adherence to Oxford's policies and procedures for quality and cost-effective treatment.

[2] Summary of Significant Accounting Policies

(a) Principles of consolidation. The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP") and include the accounts of Oxford Health Plans, Inc. and all majority-owned subsidiaries. All intercompany balances have been eliminated in consolidation.

(b) Premium revenue. Membership contracts are generally established on a yearly basis subject to cancellation by the employer group or Oxford upon 30-days written notice. Premiums, including premiums from both commercial and governmental programs, are due monthly and are recognized as revenue during the period in which Oxford is obligated to provide services to members, and are net of estimated terminations of members and groups. The Company receives premium payments from the federal Centers for Medicare and Medicaid Services ("CMS," formerly HCFA) on a monthly basis for its Medicare membership. In 2001, premiums received from CMS represented approximately 15.3% of the Company's total premium revenue earned. Membership and category eligibility are periodically reconciled with CMS and could result in revenue adjustments. The Company is not aware of any material claims, disputes or settlements relating to revenues it has received from CMS. Premiums receivable are presented net of valuation allowances for estimated uncollectible amounts of $10 million in 2001 and 2000, respectively, and retroactive billing adjustments of approximately $9.8 million and $18.6 million in 2001 and 2000, respectively. Operations include net write-offs and other premium adjustments of approximately $7 million, $9.9 million and $46.9 million in 2001, 2000 and 1999, respectively. A component of unearned revenue represents the portion of premiums received for which Oxford is not obligated to provide services until a future date. All other material revenue is generated from investments, as described in (f).

(c) Healthcare services cost recognition. The Company contracts with various healthcare providers for the provision of medical care services to its members and generally compensates those providers on a fee-for-service basis or pursuant to certain risk-sharing arrangements. Costs of healthcare and medical costs payable for healthcare services provided to enrollees are estimated by management based on evaluations of providers' claims submitted and provisions for incurred but not reported ("IBNR") or paid claims. The Company estimates the provision for IBNR using standard actuarial methodologies based upon historical data, including the period between the date services are rendered and the date claims are received and paid, denied claim activity, expected medical cost inflation, seasonality patterns and changes in membership. These estimates are reviewed by the Company's external auditors and state regulatory authorities on a periodic basis. The estimates for submitted claims and IBNR are made on an accrual basis and adjusted in future periods as required. Adjustments to prior period estimates, if any, are included in the current period. Medical costs payable also reflects payments required by or anticipated benefits from public policy initiatives, rebates, reinsurance and cost-sharing arrangements. Management believes that the Company's reserves for medical costs payable are adequate to satisfy its ultimate unpaid claim liabilities.

Losses, if any, are recognized when it is probable that the expected future healthcare cost of a group of existing contracts (and the costs necessary to maintain those contracts) will exceed the anticipated future premiums, investment income and reinsurance recoveries on those contracts. Groups of contracts are defined as commercial, individual and government contracts consistent with the method of establishing premium rates. The Company recognizes premium deficiency reserves based upon expected premium revenue, medical and administrative expense levels, and remaining contractual obligations using the Company's historical experience. Anticipated investment income is not included in the determination of premium deficiency reserves since its effect is deemed to be immaterial. The Company evaluates the need for premium deficiency reserves on a quarterly basis. No such reserves were required as of December 31, 2001. Premium deficiency reserves aggregated approximately $9.8 million as of December 31, 2000. Such reserves are included in medical costs payable in the accompanying consolidated balance sheet.

(d) Reinsurance. Reinsurance premiums are reported as healthcare services expense, while related reinsurance recoveries are reported as deductions from healthcare services expense. The Company limits, in part, the risk of catastrophic losses by maintaining high-deductible reinsurance coverage. The Company does not consider this coverage to be material as the cost is not significant, and the likelihood that coverage will be applicable is low.

(e) Cash equivalents. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(f) Investments. Investments are classified as either available-for-sale or held-to-maturity. Investments that the Company has the intent and ability to hold to maturity are designated as held-to-maturity and are stated at amortized cost. The Company has determined that all other investments might be sold prior to maturity to support its investment strategies. Accordingly, these other investments are classified as available-for-sale and are stated at fair value based on quoted market prices. Unrealized gains and losses on available-for-sale investments are excluded from earnings and are reported in accumulated other comprehensive earnings (loss), net of income tax effects where applicable. Realized gains and losses are determined on a specific identification basis and are included in results of operations. Investment income is accrued when earned and included in investment and other income. The Company requires a credit rating of A or higher on its investments and maintains an average rating of AA+ on the overall portfolio.

(g) Property and equipment. Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the estimated useful lives of the assets.

(h) Computer software costs. Internal and external direct and incremental costs of $4.4 million and $3.3 million incurred in developing or obtaining computer software for internal use were capitalized for the years ended December 31, 2001 and 2000, respectively. These costs are presented in property and equipment, and are being amortized using the straight-line method over their estimated useful lives, generally two years.

(i) Income taxes. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Accordingly, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company provides a valuation reserve against the estimated amounts of deferred taxes that it believes do not meet the more likely than not recognition criteria.

(j) Impairment of long-lived assets and assets to be disposed of. The Company reviews assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less estimated costs to sell. In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143") and Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 143 addresses the accounting for the removal, including the sale, abandonment, recycling or disposal, of a long-lived asset from service and is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 144 supercedes SFAS No. 121 and addresses the impairment of long-lived assets and is effective for financial statements issued for fiscal years beginning after December 15, 2001. Management

believes that the implementation of these standards will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

(k) Earnings per share. Basic earnings per share is calculated on the weighted-average number of common shares outstanding. Diluted earnings per share is calculated on the weighted-average number of common shares and common-share equivalents resulting from options and warrants outstanding.

(l) Stock option plans. The Company has adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which permits entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and provide pro forma net earnings and pro forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in SFAS 123 had been applied (see Note 9). With respect to the independent contractor grants, it is the Company's policy to record such grants and re-issuance grants issued after December 15, 1995, based on the fair market value measurement criteria of SFAS 123.

(m) Marketing costs. Marketing and other costs associated with the acquisition of plan member contracts are expensed as incurred.

(n) Use of estimates. The accompanying consolidated financial statements have been prepared in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The more significant estimates include reserves for IBNR, litigation defense costs and settlements, bad debts and retroactivity, the carrying value of investments and the valuation of the Company's investment in MedUnite. Actual results could differ from these and other estimates.

(o) Reporting comprehensive income. The changes in value of available-for-sale securities as reported in the consolidated statements of shareholders' equity (deficit) and comprehensive earnings (loss) include unrealized holding gains (losses) on available-for-sale securities of $4.9 million, $6.2 million and $(27.1) million in 2001, 2000 and 1999, respectively, reduced by the tax effects of $2 million and $2.5 million in 2001 and 2000, respectively, and reclassification adjustments of $1 million, $17.7 million and $5.2 million in 2001, 2000 and 1999, respectively.

(p) Reclassifications. Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

(q) Business segment information. The Company operates in one principal business segment, offering commercial (large group, small group, individual and HMO) and Medicare products to a diverse group of customers in the metropolitan New York area. All products entitle an insured to obtain services from a specified subset of the Company's provider network. Substantially all of these products are supported by the same executive management team and share common underwriting and claims functions. The Company does not allocate indirect expenses to any product lines. Assets are not separately identified by product. Accordingly, the Company does not maintain separate comprehensive profit and loss accounts for these product lines, other than tracking membership, premium revenue and medical expense. In the opinion of the Company's management, these product lines possess similar economic characteristics and meet the aggregation criteria described in SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information."

Membership in the Company's commercial and Medicare plans was 1,372,300 and 77,800, respectively, at December 31, 2001; 1,337,000 and 92,000, respectively, at December 31, 2000; and 1,445,900 and 97,700, respectively, at December 31, 1999. Premium revenue for the Company's commercial and Medicare plans was $3.65 billion and $659.3 million, respectively, for the year ended December 31, 2001; $3.35 billion and $677.5 million, respectively, for the year ended December 31, 2000; and $3.35 billion and $737.8 million, respectively, for the year ended December 31, 1999. The MLR for the Company's commercial and Medicare plans (defined as the ratio of healthcare services expense to premium revenue) was 78.4% and 81.2%, respectively, for the year ended December 31, 2001; 76.2% and 83.9%, respectively, for the year ended December 31, 2000; and 81.6% and 84.8%, respectively, for the year ended December 31, 1999.

Generally, the Company maintains separate subsidiaries for each state where it conducts business and for which financial information is accumulated and reported, both internally and externally. However, this structure is necessitated by regulatory requirements and generally not viewed by management as a means to operate the business. Administrative expenses are not tracked individually by subsidiary, but rather are subject to an allocation process approved by regulatory authorities.

[3] Investments

The following is a summary of marketable securities as of December 31, 2001 and 2000:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2001:				
Available-for-sale:				
U.S. government obligations	$ 276,920	$ 3,467	$ (1,887)	$ 278,500
Corporate obligations	376,116	8,669	(1,045)	383,740
Municipal bonds	67,640	469	(630)	67,479
Mortgage- and asset-backed securities	229,890	2,686	(643)	231,933
Total investments	$ 950,566	$ 15,291	$ (4,205)	$ 961,652
Held-to-maturity – U.S. government obligations	$ 58,813	$ 2,198	$ (189)	$ 60,822
December 31, 2000:				
Available-for-sale:				
U.S. government obligations	$ 385,871	$ 5,157	$ (1,517)	$ 389,511
Corporate obligations	456,079	4,238	(2,045)	458,272
Municipal bonds	20,264	333	–	20,597
Total investments	$ 862,214	$ 9,728	$ (3,562)	$ 868,380
Held-to-maturity – U.S. government obligations	$ 57,194	$ 890	$ (11)	$ 58,073

The amortized cost and estimated fair value of marketable debt securities at December 31, 2001, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because the issuers of securities may have the right to prepay such obligations without prepayment penalties.

	Available-for-Sale		Held-to-Maturity	
(In thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 56,703	$ 57,439	$ 7,681	$ 7,755
Due after one year through five years	340,543	347,285	46,211	48,290
Due after five years through ten years	553,320	556,928	4,921	4,777
Total	$ 950,566	$ 961,652	$ 58,813	$ 60,822

Certain information related to marketable securities is as follows:

(In thousands)	2001	2000	1999
Proceeds from sale or maturity of available-for-sale securities	$ 1,111,138	$430,682	$ 916,231
Proceeds from maturity of held-to-maturity securities	19,673	19,400	3,709
Total proceeds from sale or maturity of marketable securities	$ 1,130,811	$450,082	$ 919,940
Gross realized gains on sale of available-for-sale securities	$ 21,923	$ 2,192	$ 2,474
Gross realized losses on sale of available-for-sale securities	(1,136)	(2,081)	(7,655)
Net realized gains (losses) on sale of marketable securities	$ 20,787	$ 111	$ (5,181)
Net unrealized gain (loss) on available-for-sale securities included in comprehensive earnings (loss)	$ 4,920	$ 23,911	$ (21,882)
Deferred income tax benefit (expense)	(971)	(2,528)	–
Other comprehensive earnings (loss)	$ 3,949	$ 21,383	$ (21,882)

Net investment income in 2001, 2000 and 1999 was $93.6 million, $77.4 million and $62.1 million, respectively. Other income in 2000 includes a $5.4 million loss on the sale of fixed assets, a $1.5 million investment valuation loss, and a gain on disposition of assets of $1.6 million and, in 1999, a $13.5 million gain on the sale of the New York Medicaid business and a $7 million gain on the sale of the assets of the Company's wholly owned subsidiary, Direct Script, Inc.

[4] Income Taxes

Income tax expense (benefit) consists of:

(In thousands)	Current	Deferred	Total
Year ended December 31, 2001:			
Federal	$119,076	$ 30,625	$ 149,701
State and local	14,754	24,875	39,629
Total	$133,830	$ 55,500	$ 189,330
Year ended December 31, 2000:			
Federal	$ –	$ 155,257	$ 155,257
State and local	1,180	42,648	43,828
Total	$ 1,180	$ 197,905	$ 199,085
Year ended December 31, 1999:			
Federal	$ –	$(150,406)	$(150,406)
State and local	–	(5,848)	(5,848)
Total	$ –	$(156,254)	$(156,254)

Cash paid for income taxes was approximately $75.9 million, $8.6 million and $3 million for 2001, 2000 and 1999, respectively. Cash paid for income taxes in 2000 and 1999 principally represents estimated federal alternative minimum taxes.

Income tax expense differed from the amounts computed by applying the federal income tax rate of 35% to earnings before income taxes and extraordinary items as a result of the following:

(In thousands)	2001	2000	1999
Income tax expense at statutory tax rate	$179,113	$ 169,576	$ 57,290
State and local income taxes, net of federal income tax benefit	31,217	27,719	11,746
Change in valuation allowance	(21,000)	(10,000)	(225,002)
Effect of future state and local tax rates on deferred tax assets	–	11,790	–
Other, net	–	–	(288)
Income tax expense (benefit)	$189,330	$ 199,085	$(156,254)

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets at December 31, 2001 and 2000 are as follows:

(In thousands)	2001	2000
Deferred tax assets:		
Unearned revenue	$43,907	$ 7,191
Trade accounts payable and accrued expenses	17,277	9,593
Medical costs payable	13,488	12,548
Property and equipment	10,519	11,249
Allowance for doubtful accounts	9,664	13,630
Net operating loss carryforwards	2,635	85,340
Restructuring related	1,728	5,668
Unrealized appreciation of available for sale investments	(3,499)	(2,528)
Capital loss carryforwards	–	12,960
Other	(821)	16,718
Total gross deferred assets	94,898	172,369
Less valuation allowances	(3,134)	(24,134)
Net deferred tax assets	$91,764	$148,235

In light of the Company's progress from 1999 through 2001, its estimates of future earnings and the expected timing of the reversal of other net tax-deductible temporary differences, management concluded that a valuation allowance was no longer necessary for its federal and state net operating loss carryforwards and certain other temporary differences. In addition, in 2001, based on the recognition of realized gains, the valuation allowance related to capital loss carryforwards was reversed. The income tax expense (benefit) recorded for the years ended December 31, 2001, 2000 and 1999 includes the reversal of $21 million, $10 million and $225 million, respectively, of deferred tax valuation allowances. The remaining valuation allowance at December 31, 2001 of $3.1 million relates primarily to the recognition of certain restructuring related, and property and equipment deferred tax assets. The Company adjusted its net deferred tax assets during 2000 for the effects of changes in state and local tax rates relating to the periods when the net deferred tax assets are expected to reverse. The impact was to increase 2000 income tax expense by approximately $11.8 million. Management believes that the Company will obtain the full benefit of the net deferred tax assets recorded at December 31, 2001.

[5] Property and Equipment

Property and equipment, net of accumulated depreciation, is as follows:

	As of December 31,	
(In thousands)	2001	2000
Land and buildings	$ 40	$ 40
Furniture and fixtures	10,734	11,075
Equipment	63,769	65,446
Leasehold improvements	33,537	33,572
Property and equipment, gross	108,080	110,133
Accumulated depreciation and amortization	(72,996)	(90,354)
Property and equipment, net	$ 35,084	$ 19,779

Depreciation and amortization of property and equipment aggregated $16.3 million, $32.8 million and $49.8 million during the years ended December 31, 2001, 2000 and 1999, respectively.

As part of an agreement to outsource certain information technology operations (see Note 11), during the fourth quarter of 2000, the Company sold certain computer-related equipment, with a cost of approximately $79.6 million and a net book value of approximately $7.9 million, at its estimated fair market value and recognized a loss on disposal of approximately $5.4 million, which is included in investment and other income, net. As also discussed in Note 11, costs for equipment purchased by the Company's outsourcing vendor that will be used in the Company's operations are capitalized and amortized over three to five years. For the year ended December 31, 2001, the Company capitalized equipment purchases of approximately $27.2 million under this agreement.

[6] Debt

Debt consists of the following:

	As of December 31,	
(In thousands)	2001	2000
Senior Secured Term Loan	$153,126	$175,000
Less current portion	(26,250)	(147,000)
Long-term debt	$126,876	$ 28,000

The Company entered into a Credit Agreement, dated as of December 22, 2000 (the "Credit Agreement"), that provides for a senior secured term loan ("New Term Loan") and a revolving credit facility ("Revolver," together with the New Term Loan, the "Senior Credit Facilities"), with several financial institutions ("Lenders") that provides for maximum borrowings under the New Term Loan of $175 million and $75 million under the Revolver. The proceeds of the New Term Loan, along with available Company cash, were used to fund the Recapitalization described in Note 8. The Company has not drawn on the Revolver.

The New Term Loan provides for scheduled quarterly repayments of principal ranging from $21.9 million to $39.4 million with a final maturity in June 2006. During the year ended December 31, 2001, the Company repaid approximately $21.9 million of principal outstanding under the New Term Loan.

The Credit Agreement also provides for voluntary prepayments of principal and voluntary reductions in commitments under the Revolver without penalty of a minimum amount of $5 million and mandatory prepayments of principal from proceeds upon the occurrence of certain events. Mandatory prepayments of principal and/or reductions in the Revolver were required from (i) the net proceeds from the sale of assets, subject to certain exceptions; (ii) 50% of the net proceeds from certain equity issuances; and (iii) the net proceeds from the issuance of debt securities. The Credit Agreement also provides for mandatory prepayment of the entire amount outstanding under the Senior Credit Facilities at a 1% premium upon the occurrence of a change in control (as defined). In July 2001, the Company and its Lenders amended the Credit Agreement (the "Amendment") to, among other things, (i) eliminate the mandatory prepayment provisions as they related to excess cash flows, (ii) allow the Company to use unrestricted Parent Company cash to repurchase common stock and make other payments as defined in the Credit Agreement subject to a minimum of $150 million of liquidity (see Note 7) and (iii) allow the Company, subject to certain restrictions, to borrow an additional $300 million. As a result of the Amendment, the Company adjusted the amounts included in current and long-term liabilities to reflect the scheduled repayments of principal according to the New Term Loan. At December 31, 2000, prior to the Amendment and based on financial projections at that time for 2001 and 2002, the Company expected to repay the New Term Loan in full by June 30, 2002. Accordingly, a portion of the debt had been classified as current at December 31, 2000 based on these estimates.

The commitment under the Revolver shall be reduced to $50 million plus the then outstanding amount if a settlement of certain securities litigation occurs (see Note 18), and $50 million on January 1, 2005, with the expiration of all commitments under the Revolver on December 31, 2005.

Borrowings under the Senior Credit Facilities bear interest, subject to periodic resets, at either a base rate ("Base Rate Borrowings") or LIBOR plus an applicable margin based on the Company's credit ratings. Interest on Base Rate Borrowings is calculated as the higher of (i) the prime rate or (ii) the federal funds effective rate plus 0.5% and is payable quarterly. On February 13, 2002, the interest rate on the New Term Loan was reset (see Note 21). Commitment fees of 0.5% per annum are payable on the unused portion of the Revolver.

The Senior Credit Facilities grant a first priority lien to the Lenders on all property of the Company and material non-regulated subsidiaries, and all capital stock of its material subsidiaries and provide that the Company maintain certain financial ratios and prohibits certain restricted payments, as defined. The Company is in compliance with all such financial ratios and other covenants as stated in the Credit Agreement at December 31, 2001.

The costs incurred in connection with the issuance of the New Term Loan and Revolver, aggregating approximately $4.3 million and $1.9 million, respectively, have been capitalized and are being amortized over a period of 60 months.

During the second half of 2000, the Company repurchased or tendered all of its $200 million 11% Senior Notes due 2005 (the "Senior Notes") and paid $22.4 million in premiums. The purchase price for each $1,000 principal amount of the remaining Senior Notes validly tendered and accepted was determined based on a fixed spread of 0.5% over the yield to maturity of the 7.5% U.S. Treasury Note due May 15, 2002. All of the outstanding Senior Notes were tendered with consent. The total purchase price, including tender and consent premiums, was approximately $215.9 million, or $1,115.50 per $1,000 principal amount.

During 2000, the Company redeemed $150 million outstanding under the Term Loan Agreement, dated as of May 13, 1998, (the "Term Loan"), due 2003, prior to maturity. Proceeds from dividend and surplus note repayments received from the Company's HMO subsidiaries were used to redeem the Term Loan. The Term Loan bore interest at a rate equal to the administrative agent's reserve adjusted LIBOR rate plus 4.25%. As of December 31, 1999, the interest rate on the Term Loan was 10.7125%. Interest was payable semi-annually on May 15 and November 15.

As a result of the redemption of the Senior Notes and the Term Loan in 2000 as discussed above, the Company recorded an extraordinary charge of $20.3 million, or $0.22 per diluted share, net of income tax benefits of $13.9 million. The extraordinary charge represents the payment of redemption premiums, transaction costs and the write-off of deferred finance costs, net of related tax benefits.

The Company made cash payments for interest expense on indebtedness and delayed claims of approximately $16.1 million, $35.5 million and $53 million in 2001, 2000 and 1999, respectively.

[7] Share Repurchase Program

In July 2001, the Company's Board of Directors approved a share repurchase program for up to $250 million of the Company's outstanding common stock through August 1, 2003. In November 2001, the Company's Board of Directors approved an increase of $250 million to its existing share repurchase program and extended the program through September 2003. The program authorizes the Company to purchase shares on the open market and in privately negotiated transactions from time to time depending on general market conditions. As of December 31, 2001, the Company had repurchased 12,961,000 shares of its common stock at a total cost of approximately $366.5 million. The Company had remaining share repurchase authority of approximately $133.5 million at December 31, 2001.

[8] Redeemable Preferred Stock

Activity for redeemable preferred stock is as follows:

(In thousands)	2000	1999
Beginning balance	$ 344,316	$298,816
Accrued in-kind dividends	4,565	30,486
Accrued cash dividends	13,792	–
Cash dividends paid	(13,792)	–
Redemption of principal in cash	(208,592)	–
Redemption of principal to exercise warrants	(195,008)	–
Write-off preferred stock discount and costs	40,373	–
Amortization of discount	12,619	12,650
Amortization of issuance expenses	1,727	2,364
Ending balance	$ –	$344,316

In February 2000, the Company commenced a capital restructuring with the repurchase of approximately $130 million of Series E Cumulative Preferred Stock, par value $.01 per share (the "Series E Preferred Stock") and Series D Cumulative Preferred Stock, par value $.01 per share (the "Series D Preferred Stock", together with the Series E Preferred Stock, the "Preferred Stock") and in December 2000, the Company consummated an exchange and repurchase agreement pursuant to which, among other things, (i) the Company paid $220 million to TPG Partners II, L.P. (formerly TPG Oxford LLC) and certain of its affiliates and designees ("TPG Investors") to repurchase certain of the shares of Preferred Stock and certain of the warrants and (ii) TPG Investors exchanged their remaining shares of Preferred Stock and remaining warrants for 10,986,455 newly issued shares of common stock (the "Recapitalization"). Accordingly, as of the end of 2000, the Company had no warrants or Preferred Stock outstanding.

As a result of the Recapitalization in the fourth quarter of 2000, and the repurchase of the Preferred Stock in the first quarter of 2000, the Company recorded a charge against earnings available to common shareholders of approximately $41.1 million of unamortized preferred stock original issue discount, issuance expenses and transaction costs during 2000.

[9] Stock Option Plans

The Company grants fixed stock options under its 1991 Stock Option Plan, as amended (the "Employee Plan"), to certain key employees and consultants, under its 1997 Independent Contractor Stock Option Plan (the "Independent Contractor Plan") to certain independent contractors who materially contribute to the long-term success of the Company and under its Non-employee Directors' Stock Option Plan, as amended (the "Non-employee Plan"), to outside directors to purchase common stock at a price not less than 100% of quoted market value at date of grant. The Non-employee Plan terminated in 2001, except as to options outstanding.

The Employee Plan provides for granting of non-qualified stock options and incentive stock options, which vest as determined by the Company and expire over varying terms, but not more than seven years from date of grant. The Employee Plan is administered by a compensation committee currently comprised of four members of the Board of Directors, selected by the Board. The committee determines the individuals to whom awards shall be granted as well as the terms and conditions of each award, the grant date and the duration of each award. All options are initially granted at fair market value on date of grant. The Company's previous nonqualified employee stock option plan terminated in 1991, except as to options outstanding.

The Independent Contractor Plan provides for granting of non-qualified stock options, which vest as determined by the Company and expire over varying terms, but not more than seven years from the date of grant. The Employee Plan and the Independent Contractor Plan are administered by a committee consisting of four members of the Board of Directors, selected by the Board. The committee determines the individuals to whom awards shall be granted as well as the terms and conditions of each award, the grant date and the duration of each award. All options are granted at fair market value on the date of the grant.

The Non-employee Plan provided for granting of non-qualified stock options to eligible non-employee directors of the Company. The plan provided that each year on the first Friday following the Company's annual meeting of stockholders, each individual elected, re-elected or continuing as a non-employee director would automatically receive a non-qualified stock option for 5,000 shares of common stock with an exercise price at the fair market value on that date.

The plan further provided that one-fourth of the options granted under the plan vested on each of the date of grant and the Friday prior to the second, third and fourth annual meeting of stockholders following the date of such grant.

On February 7, 2002, the Company's Board of Directors approved two new equity compensation plans (See Note 21).

Stock option activity for all fixed option plans, adjusted for all stock splits, is summarized as follows:

	Shares	Weighted-Average Exercise Prices
Outstanding at January 1, 1999	15,300,731	$15.40
Granted	3,634,141	16.74
Exercised	(1,470,585)	12.35
Cancelled	(2,201,930)	22.51
Outstanding at December 31, 1999	15,262,357	15.04
Granted	3,512,223	13.75
Exercised	(5,321,694)	12.11
Cancelled	(3,058,887)	15.22
Outstanding at December 31, 2000	10,393,999	16.03
Granted	6,835,575	31.00
Exercised	(2,051,109)	14.40
Cancelled	(1,716,678)	27.06
Outstanding at December 31, 2001	13,461,787	$22.47
Exercisable at December 31, 2001	4,832,505	$15.65

As of December 31, 2001, there were 14,795,551 shares of common stock reserved for issuance under the plans, including 1,333,764 shares reserved for future grant.

Under the terms of an employment agreement, Norman C. Payson, MD, Chairman and Chief Executive Officer of the Company, was granted on February 23, 1998 a non-qualified stock option (the "Option") to purchase 2,000,000 shares of common stock at an exercise price of $15.52 per share and, in August 1998, a non-qualified stock option (the "Additional Option") was granted to purchase an additional 1,000,000 shares of Company common stock under the 1991 Stock Option Plan. The Option generally provides that 800,000 shares will vest on February 23, 1999, and that the remaining 1,200,000 shares will vest ratably on a monthly basis over the 36 month period ending February 23, 2002, provided in each case that Dr. Payson is employed by the Company on the applicable vesting date. The Option also provides for acceleration of vesting and extended exercisability periods in certain circumstances, including certain terminations of employment and a change in control (as defined in the Employee Plan) of the Company. The difference between the exercise price and the fair market value of the shares subject to the Option on the date of issuance has been accounted for as unearned compensation and is being amortized to expense over the period restrictions lapse. Unearned compensation charged to operations in 2001, 2000 and 1999 was approximately $1.9 million, $1.9 million and $2.2 million, respectively. The Additional Option has an exercise price equal to $6.0625, vests ratably over the four years from February 23, 1998, and is otherwise subject to the terms and conditions of the Employee Plan. The Additional Option also provides for accelerated vesting following a change in control (as defined in the Employee Plan).

In the fourth quarter of 1999, terms of the option agreements between the Company and two former executives were amended to allow for an extension of the exercise period. As a result, the Company recorded additional compensation expense of $4.2 million ($2.5 million net of deferred tax benefits) during 1999.

Information about fixed stock options outstanding at December 31, 2001, is summarized as follows:

Range of Exercise Prices	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life
$ 5.01 - $ 10.00	1,501,343	$ 6.29	1.64 Years
10.01 - 15.00	1,609,923	13.50	5.14 Years
15.01 - 20.00	3,618,146	16.56	4.92 Years
20.01 - 25.00	135,750	22.42	6.45 Years
25.01 - 50.00	6,496,625	30.95	6.43 Years
50.01 - 74.00	100,000	72.54	1.09 Years
$ 5.01 - $74.00	13,461,787	$22.47	5.30 Years

Information about fixed stock options exercisable at December 31, 2001, is summarized as follows:

Range of Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
$ 5.01 - $10.00	983,986	$ 6.37
10.01 - 15.00	996,954	13.43
15.01 - 20.00	2,543,228	16.06
20.01 - 25.00	53,750	21.56
25.01 - 50.00	154,587	43.54
50.01 - 74.00	100,000	72.54
$ 5.01 - $74.00	4,832,505	$ 15.65

The Company applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for the plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans other than for modifications of option terms that result in new measurement dates. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for grants under these plans consistent with the methodology of SFAS 123, the Company's net earnings and earnings per share for the years ended December 31, 2001, 2000 and 1999, would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share amounts)		2001	2000	1999
Net earnings for common shares	As reported	$322,421	$191,303	$274,440
	Pro forma	$296,529	$164,495	$244,422
Basic earnings per share	As reported	$ 3.35	$ 2.26	$ 3.38
	Pro forma	$ 3.08	$ 1.94	$ 3.01
Diluted earnings per share	As reported	$ 3.21	$ 2.02	$ 3.26
	Pro forma	$ 2.95	$ 1.74	$ 2.90

The per share weighted-average fair value of stock options granted was $15.25, $6.91 and $8.21 during 2001, 2000 and 1999, respectively, estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants: no dividend yield for any year; expected volatility of 70.71%, 75.87% and 73.67%, risk-free interest rates of 3.7%, 6.37% and 5.66% in 2001, 2000 and 1999, respectively, and expected lives of four years.

[10] Leases

Oxford leases office space and equipment under operating leases. Rent expense under operating leases for the years ended December 31, 2001, 2000, and 1999 was approximately $10.9 million, $12.5 million and $14.8 million, respectively. The Company's lease terms range from one to five years with certain options to renew. Certain lease agreements provide for escalation of payments based on fluctuations in certain published cost-of-living indices. See Note 11 for information related to the Company's obligation for certain information technology equipment under its outsourcing agreement with Computer Sciences Corporation ("CSC").

Property held under capital leases is summarized as follows and is included in property and equipment:

(In thousands)	2001	2000
Computer equipment	$ –	$ 35,471
Other equipment	–	671
Gross	–	36,142
Less accumulated amortization	–	(31,572)
Net capital lease assets	$ –	$ 4,570

Future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2001 were as follows:

(In thousands)	Operating Leases
2002	$ 10,800
2003	10,700
2004	7,700
2005	4,800
2006	2,800
Thereafter	8,300
Total minimum future rental payments	$ 45,100

The above amounts for operating leases are net of estimated future minimum subrentals aggregating approximately $8.6 million.

[11] Outsourcing Agreement

In December 2000, the Company entered into an agreement to outsource certain of its information technology operations, including data center, help desk services, desktop systems and network operations. The five-year agreement with CSC provided for the transition of approximately 150 of the Company's information system staff to CSC. Under the agreement, the Company sold certain computer-related equipment to CSC at its estimated fair market value and recognized a loss of approximately $5.2 million, which is included in investment and other income for the year ended December 31, 2000.

CSC is expected to invoice the Company for base operating and capital costs under the agreement totaling approximately $195 million over the agreement term. Costs for CSC services and equipment utilization fluctuate based on the Company's actual usage and are billed by CSC at rates established in the agreement. Costs for equipment purchased by CSC that will be used for the Company's operations will be capitalized as leased assets and amortized over periods ranging from three

to five years based on estimated useful lives, providing that all such equipment is to be fully amortized by the end of the agreement. For the year ended December 31, 2001, the Company capitalized equipment purchases by CSC of approximately $27.2 million and expensed approximately $31.6 million for operating costs provided by CSC under the agreement. At December 31, 2001, approximately $13.6 million is included in accounts payable and accrued expense for equipment purchased by CSC.

As part of the outsourcing agreement, the Company has committed to make payments related to capital equipment costs estimated as follows:

(In thousands)	
2002	$ 5,900
2003	1,600
2004	4,000
2005	5,200
Total	$ 16,700

The Company has the right to terminate the agreement at any time prior to its expiration, subject to early termination fees and penalties of approximately $15 million to $20 million through 2002, declining to approximately $8 million to $10 million in 2005.

[12] Pharmacy Benefit Manager Agreement

In September 2001, the Company entered into a five-year agreement with Merck-Medco, effective beginning January 1, 2002, pursuant to which Merck-Medco and certain of its subsidiaries will provide pharmacy benefit management services, including retail and mail-order pharmacy services, to the Company's members. This agreement provides for a payment of $4.5 million to Oxford to offset systems and other costs associated with implementation of designated services. In addition to the pharmacy services agreement, the Company also entered into an alliance agreement with Merck-Medco under which the Company will develop, de-identify and provide certain historic and current information and furnish strategic consultative and other services to Merck-Medco over a five-year period in return for a total payment of approximately $82.9 million. The Company received a total of $87.4 million in the third and fourth quarters of 2001, and substantially all such amounts are included in unearned revenue at December 31, 2001, and will be amortized on a straight-line basis to income over a period of 60 months beginning January 1, 2002.

In connection with its new pharmacy benefits agreement, the Company provided for anticipated costs related to its prior pharmacy benefits arrangements. Estimates of any costs unpaid related to the prior agreements are included in medical costs payable as of December 31, 2001.

[13] Acquisitions

In May 2001, the Company acquired all of the outstanding stock of Investors Guaranty Life Insurance Company ("IGL") for a purchase price of approximately $11.8 million, net of cash acquired and subject to adjustment for certain items. IGL is a California insurance company licensed to issue individual and group annuity, life and health insurance policies in most states. All pre-existing business is currently reinsured. The acquisition will assist the Company in expanding offerings of its various health plans to New York- and New Jersey-based employers with employees outside the tri-state area. The acquisition has been accounted for as a purchase business combination. The allocation of the purchase price, exclusive of cash received, is summarized below:

(In thousands)	
Short-term investments	$ 2,203
Prepaid expenses and other current assets	373
Restricted investments	5,946
Other non-current assets	3,442
Accounts payable and accrued expenses	(196)
Purchase price, net of cash acquired	$ 11,768

The amount allocated to other noncurrent assets represents value assigned to business licenses in various states and is being amortized on a straight-line basis utilizing a 5-year life.

In July 2001, the FASB issued Statement No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). The new pronouncement is effective January 1, 2002 for goodwill and other intangible assets acquired before June 30, 2001. Under SFAS No. 142, acquired intangible assets must be recognized and amortized over their useful lives. Acquired intangible assets with indefinite lives are not subject to periodic amortization under the new rules but would be subject to periodic assessment for impairment.

In the opinion of management, the licenses acquired in the IGL business combination have an indefinite life as it is the Company's intent to seek and obtain renewals of such licenses (in those instances where the license has an expiration date) prior to expiration. Accordingly, the Company will cease amortizing the value assigned to the licenses effective January 1, 2002, and perform a periodic assessment for impairment using the fair-value based tests required by SFAS No. 142.

The Company has invested $11 million (approximately $7.7 million in 2001 and $1 million in 2002) in MedUnite, Inc. ("MedUnite"), an independent, development stage company initially conceived and financed by a number of the nation's largest healthcare payors to provide claims submission and payment, referral, eligibility and other Internet provider connectivity services. MedUnite has experienced losses and negative cash flows since inception and is expected to incur additional losses for the foreseeable future as management invests in the execution of its business plan. MedUnite will seek additional funding in 2002 to support its business plan through private equity financings. The Company may make additional investments in MedUnite in the future. The Company has not adjusted the carrying value of its investment in MedUnite, as Company management believes that ultimately MedUnite's products and services will prove successful and its investment will be recoverable. However, there can be no assurance that MedUnite will achieve profitability or positive cash flow, and therefore, whether the Company's investment will be successful. The Company intends to periodically monitor MedUnite's financial results in the future and reevaluate the carrying value of its MedUnite investment, which is included in other noncurrent assets at December 31, 2001 and 2000.

In December 2001, the Company signed a definitive agreement to acquire MedSpan, Inc. ("MedSpan"), a provider-sponsored managed healthcare organization, for cash of approximately $19 million. MedSpan's network services approximately 52,000 commercial members and 22,000 self-funded members in Connecticut, and had total commercial HMO revenues of approximately $128.1 million in 2001. The transaction, which is subject to customary conditions including regulatory approvals, is expected to close by the end of the first quarter of 2002. The acquisition of MedSpan is not expected to have a material effect on the Company's financial condition or results of operations in 2002.

[14] Restructuring Charges

During the third quarter of 1999, the Company recorded pretax restructuring charges totaling $19.9 million ($11.3 million after income tax benefits, or $0.13 per diluted share) in connection with additional steps taken under the Company's plan to improve operations and restore the Company's profitability. These charges included estimated costs related to workforce reductions, additional consolidation of the Company's office facilities inclusive of the net write-off of fixed assets, consisting primarily of leasehold improvements, write-off of certain computer equipment and leases for equipment no longer used in operations.

During the first half of 1998, the Company recorded restructuring charges totaling $123.5 million ($114.8 million after income tax benefits, or $1.43 per share). These charges resulted from the Company's actions to better align its organization and cost structure. These charges included estimated costs related to the disposition or closure of noncore businesses; the write-down of certain property and equipment; severance and related costs; and operations consolidation, including long-term lease commitments. The ending reserves for these charges have been generally classified in the Company's balance sheet as accounts payable and accrued expenses.

The table below presents the activity for the three years ended December 31, 2001.

(In thousands)	Provisions for loss on noncore businesses	Severance and related costs	Costs of consolidating operations	Total
Balance at December 31, 1998	$ 13,805	$ 9,354	$ 17,685	$ 40,844
Cash received (used)	4,343	(10,380)	(14,272)	(20,309)
Noncash activity	(14,493)	–	–	(14,493)
Restructuring charges	–	8,750	3,003	11,753
Changes in estimate	(1,590)	–	1,590	–
Balance at December 31, 1999	2,065	7,724	8,006	17,795
Cash used	(219)	(2,133)	(3,667)	(6,019)
Noncash activity	(17)	–	–	(17)
Balance at December 31, 2000	1,829	5,591	4,339	11,759
Cash used	(1)	(5,591)	(3,487)	(9,079)
Noncash activity	–	–	12	12
Changes in estimate	(1,530)	–	1,530	–
Balance at December 31, 2001	$ 298	$ –	$ 2,394	$ 2,692

The Company believes that the remaining restructuring reserves as of December 31, 2001 are adequate and that no revisions of estimates are necessary at this time.

[15] Defined Contribution Plan

The Company has a qualified defined contribution 401(K) savings plan (the "Savings Plan") that covers all employees with six months of service and at least a part-time employment status as defined. Employees may contribute up to a maximum of 30% of compensation, as defined, up to a maximum annual contribution of $10,500 in 2001. Employee participants are not permitted to invest their contributions in the Company's common stock. The Savings Plan also provides that the Company make matching contributions, currently 4% up to certain limits, of the salary contributions made by the participants. Of this matching contribution, 1% is in Company stock and 3% may be directed by the participant into several investment choices, including Company stock. The Company's contributions to the Savings Plan were approximately $1.4 million, $1.7 million and $2.1 million in 2001, 2000 and 1999, respectively.

[16] Regulatory and Contractual Capital Requirements

Certain restricted investments at December 31, 2001 and 2000 are held on deposit with various financial institutions to comply with federal and state regulatory capital requirements. As of December 31, 2001, approximately $58.8 million was so restricted and is shown as restricted investments in the accompanying consolidated balance sheet. With respect to the Company's HMO subsidiaries, the minimum amount of surplus required is based on formulas established by the state insurance departments. These statutory surplus requirements amounted to approximately $191 million and $176 million at December 31, 2001 and 2000, respectively.

In addition to the foregoing requirements, the Company's HMO and insurance subsidiaries are subject to certain restrictions on their abilities to make dividend payments, loans or other transfers of cash to Oxford. Such restrictions limit the use of any cash generated by the operations of these entities to pay obligations of Oxford and limit the Company's ability to declare and pay dividends.

During 2001 and 2000, the Company's HMO subsidiaries paid dividends to the parent company of approximately $328.4 million and $317.6 million, respectively, and the Company made cash contributions to its HMO and insurance subsidiaries of approximately $6 million and $4.5 million during 2000 and 1999, respectively. The capital contributions were made to ensure that each subsidiary had sufficient surplus under applicable regulations after giving effect to operating results and reductions to surplus resulting from the non-admissibility of certain assets. In addition, New York State regulatory authorities authorized the repayment in 2000 of a $38 million surplus note plus $6 million in accrued interest by Oxford NY to the parent company.

In January 2002, the Company received approval from the New York State Insurance Department and the Department of Health to pay an $80 million dividend from its New York health plan to the parent company.

The states of New York, New Jersey, Connecticut and California have all enacted legislation adopting the National Association of Insurance Commissioners ("NAIC") Accounting Practices and Procedures Manual, which is composed of statutory accounting guidelines referred to as Statements of Statutory Accounting Principles ("SSAP"), which were effective January 1, 2001. The SSAP established a comprehensive basis of accounting to be used by insurance departments and insurers. The new guidelines did not have a material impact on the results of operations, financial condition or statutory net worth of the Company's insurance subsidiaries.

[17] Concentrations of Credit Risk

Concentrations of credit risk with respect to premiums receivable are limited due to the large number of employer groups comprising the Company's customer base. As of December 31, 2001 and 2000, the Company had no significant concentrations of credit risk. Financial instruments that potentially subject the Company to concentrations of such credit risk consist primarily of obligations of the United States government, certain state governmental entities and high-grade corporate bonds and notes and mortgage- and asset-backed securities. These investments are managed by professional investment managers within the guidelines established by the Board of Directors, which, as a matter of policy, limit the amounts which may be invested in any one issuer and prescribe certain minimum investee company criteria. The Company's commercial and Medicare business is concentrated in New York, New Jersey and Connecticut, with more than 80% of its premium revenues received from New York business. As a result, changes in regulatory, market or healthcare provider conditions in any of these states, particularly New York, could have a material adverse effect on the Company's business, financial condition or results of operations. In addition, the Company's revenue under its contracts with CMS represented approximately 15.3% of its premium revenue earned during 2001.

[18] Contingencies

Following the October 27, 1997 decline in the price per share of the Company's common stock, more than fifty purported securities class action lawsuits were filed against the Company and certain of its officers and directors in the United States District Courts for the Southern and Eastern Districts of New York, the District of Connecticut and the District of Arkansas. In addition, purported shareholder derivative actions were filed against the Company, its Directors

and certain of its Officers in the United States District Courts for the Southern District of New York and the District of Connecticut and the Connecticut Superior Court. The purported securities class actions and the purported federal derivative actions were consolidated before Judge Charles L. Brieant of the United States District Court for the Southern District of New York. On February 14, 2002, Judge Brieant approved a settlement of the purported derivative action (see Note 21). The State Board of Administration of Florida has filed an individual action against the Company and certain of its officers and directors, which is also now pending in the United States District Court for the Southern District of New York, asserting claims arising from the October 27 decline in the price per share of the Company's common stock. Although the outcome of these actions cannot be predicted at this time, the Company believes that the defendants have substantial defenses to the claims asserted in the complaints and intends to defend the actions vigorously. In addition, the Company is currently being investigated and is undergoing examinations by various state and federal agencies, including the Securities and Exchange Commission, various state insurance departments, and the New York State Attorney General. The outcome of these investigations and examinations cannot be predicted at this time.

The Company and certain of its former and present Directors and Officers are currently defendants in certain securities class actions. In the fourth quarter of 1999, the Company purchased new insurance policies providing additional coverage of, among other things, certain judgments and settlements, if any, incurred by the Company and individual defendants in certain pending lawsuits and investigations, including among others, the securities class action pending against the Company and certain of its directors and officers and the pending stockholder derivative actions. Subject to the terms of the policies, the insurers have agreed to pay 90% of the amount, if any, by which covered costs exceed a retention of between $155 million and $165 million (the "Retention"), provided that the aggregate amount of insurance under these new policies is limited to $200 million over the Retention. A charge of $24 million for premiums and other costs associated with the new insurance coverage was included in the Company's results of operations for 1999. The policies do not cover taxes, fines or penalties imposed by law or the cost to comply with any injunctive or other non-monetary relief or any agreement to provide any such relief. The coverage under the new policies is in addition to approximately $25 million of coverage remaining under preexisting primary insurance that is not subject to the Retention applicable to the new policies. The Company has fully reserved for anticipated legal expenses for this matter. Of the remaining $25 million in primary insurance coverage, collectibility of some portion of $15 million is in doubt because one of the Company's Directors and Officers insurance carriers, Reliance Insurance Company ("Reliance"), was placed in liquidation in October 2001 by the Commonwealth Court of Pennsylvania. Accordingly, during the third quarter of 2001, the Company recorded a charge of $10 million related to a provision for estimated insurance recoveries that may not be recoverable from Reliance.

On September 7, 2000, the Connecticut Attorney General filed suit against four HMOs, including the Company, in a federal district court in Connecticut, on behalf of a putative class consisting of all Connecticut members of the defendant HMOs who are enrolled in plans governed by ERISA. The suit alleges that the named HMOs breached their disclosure obligations and fiduciary duties under ERISA by, among other things, (i) failing to timely pay claims; (ii) using inappropriate and arbitrary coverage guidelines as the basis for denials; (iii) inappropriately using drug formularies; (iv) failing to respond to member communications and complaints; and (v) failing to disclose essential coverage and appeal information. The suit seeks preliminary and permanent injunctions enjoining the defendants from pursuing the complained of acts and practices. Also, on September 7, 2000, a group of plaintiffs' law firms commenced an action in federal district court in Connecticut against the Company and four other HMOs on behalf of a putative national class consisting of all members of the defendant HMOs who are or have been enrolled in plans governed by ERISA within the past six years. The substantive allegations of this complaint, which also claims violations of ERISA, are nearly identical to that filed by the Connecticut Attorney General. The complaint seeks the restitution of premiums paid and/or the disgorgement of profits, in addition to injunctive relief. Although this complaint was dismissed without prejudice as to the Oxford defendants, another identical complaint against the Company was filed on December 28, 2000 in the federal district court in Connecticut under the caption *Patel v. Oxford Health Plans of Connecticut, Inc.* (the "*Patel* action"). On April 27, 2001, the Company filed a motion to dismiss the *Patel* action in its entirety. That motion has been fully briefed, and oral arguments were held on October 29, 2001. On November 30, 2000, the Judicial Panel on Multidistrict Litigation ("JPML") issued a Conditional Transfer Order, directing that the Connecticut Attorney General action be transferred to the Southern District of Florida for consolidated pretrial proceedings along with various other ERISA and RICO cases

pending against other HMOs, which order was confirmed on April 17, 2001. On November 13, 2001, the JPML issued a Conditional Transfer Order, directing that the *Patel* action also be transferred to the consolidated proceedings in Florida, which order was confirmed on February 20, 2002.

On February 14, 2001, the Connecticut State Medical Society ("CSMS") and four individual physicians, collectively, filed two separate but nearly identical lawsuits against Oxford CT in Connecticut state court, on behalf of all members of the CSMS who provided healthcare services pursuant to contracts with the Company during the period February 1995 through the present. The suit filed by the individual physicians is styled as a class action complaint. The suits assert claims for breach of contract, breach of the implied duty of good faith and fair dealing, violation of the Connecticut Unfair Trade Practices Act and negligent misrepresentation based on, among other things, the Company's alleged (i) failure to timely pay claims or interest; (ii) refusal to pay all or part of claims by improperly "bundling" or "downcoding" claims, or by including unrelated claims in "global rates"; (iii) use of inappropriate and arbitrary coverage guidelines as the basis for denials; and (iv) failure to provide adequate staffing to handle physician inquiries. The complaint filed by the CSMS seeks a permanent injunction enjoining the Company from pursuing the complained of acts and practices, as well as attorneys' fees and costs. The complaint filed by the individual physicians seeks compensatory and punitive damages, as well as attorneys' fees and costs. By Memorandum dated November 30, 2001, the Court granted the Company's motion to dismiss the purported provider class action (the *McIntosh* action) in its entirety. With respect to the CSMS action, by Memorandum dated December 13, 2001, the Court ruled that CSMS lacked standing to assert any claims on behalf of its member physicians, but had sufficiently alleged injury to pursue claims in its own right.

On August 15, 2001, the Medical Society of the State of New York ("MSSNY") and three individual physicians, collectively, filed two separate but nearly identical lawsuits against the Company and the Company's New York HMO subsidiary in New York state court, on behalf of all members of the MSSNY who provided healthcare services pursuant to contracts with the Company during the period August 1995 through the present. The suit filed by the individual physicians is styled as a class action complaint. The suits assert claims for breach of contract and violations of New York General Business Law, Public Health Law and Prompt Payment Law, based on, among other things, the Company's alleged (i) failure to timely pay claims or interest; (ii) refusal to pay all or part of claims by improperly "bundling" or "downcoding" claims, or by including unrelated claims in "global rates"; (iii) use of inappropriate and arbitrary coverage guidelines as the basis for denials; and (iv) failure to provide adequate staffing to handle physician inquiries. The complaint filed by the MSSNY seeks a permanent injunction enjoining the Company from pursuing the complained of acts and practices, as well as attorney's fees and costs. The complaint filed by the individual physicians seeks compensatory damages, as well as attorneys' fees and costs. The Company's time to respond to both lawsuits has been extended by agreement between counsel.

Although the outcome of these ERISA actions, and the CSMS, MSSNY and physicians' actions cannot be predicted at this time, the Company believes that the claims asserted are without merit and intends to defend the actions vigorously.

The Company has recently been sued in a New Jersey state court in a purported class action on behalf of all of the Company's members in New Jersey between 1993 and the present who were injured by the actions of third parties and with respect to whom the Company recovered reimbursement for medical expenses pursuant to the subrogation provision in the Company's member certificates. The Complaint alleges that any subrogation payments collected by the Company have been in violation of New Jersey insurance regulations and state law, and seeks monetary damages and injunctive relief. The action is based upon a recent decision of the New Jersey Supreme Court holding that subrogation by health insurers in certain circumstances is prohibited under New Jersey laws and regulations. The Company has removed the complaint to federal court, where it has been consolidated with other, similar complaints against other HMOs. Plaintiffs in all of these complaints have filed motions to remand the complaints back to state court, and briefing is ongoing on this issue. The Company believes it has substantial defenses under federal and state law in this case, and intends to defend the action vigorously.

On March 30, 2001, the Company and Express Scripts, Inc. ("ESI") executed a Settlement Agreement and an Amendment to a 1998 Prescription Drug Program Agreement (the "Amended ESI Agreement"), which resolved the Company's claims against ESI and ESI's subsidiary, Diversified Pharmaceutical Services, Inc., under the risk-arrangement portions of the 1998 Agreement in exchange for a payment to the Company of $37 million. The Amended ESI Agreement further provided that, among other things, (i) ESI would continue to administer the Company's prescription drug benefits until December 31, 2005 and (ii) in the event that the Company terminated the agreement without cause prior

to this date, ESI would be entitled to certain annual payments through 2005 (the "Termination Payments"), which payments would constitute ESI's sole remedy for such early termination. In September 2001, the Company formally notified ESI that it would terminate its agreement with ESI on December 31, 2001 and recorded an estimated liability for the Termination Payments plus estimated defense costs. ESI has subsequently notified the Company that it believes the Company's termination constitutes a material breach of the Amended ESI Agreement and that it intends to commence an arbitration proceeding to enforce its rights and seek remedies. The Company believes that ESI's claims are without merit and that the Company has substantial defenses in the event that ESI pursues arbitration in this matter.

The Company is also subject to examinations from time to time with respect to financial condition and market conduct for its HMO and insurance subsidiaries in the states where it conducts business. The outcome of any such examinations, if commenced, cannot be predicted at this time.

The Company is involved in other legal actions in the normal course of its business, some of which seek monetary damages, including claims for punitive damages, which may not be covered by insurance. The Company believes any ultimate liability associated with these other legal actions would not have a material adverse effect on the Company's consolidated financial position.

[19] Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

(a) Cash and cash equivalents: The carrying amount approximates fair value based on the short-term maturities of these instruments.

(b) Investments: Fair values for fixed maturity securities are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services.

(c) Long-term debt: The carrying amount of long-term debt, including the current portion, approximates fair value as the interest rates of outstanding debt are similar to like borrowing arrangements at December 31, 2001.

[20] Government Programs

As a contractor for Medicare programs, the Company is subject to regulations covering operating procedures. During 2001, 2000 and 1999, the Company earned premiums of $659.3 million, $677.5 million and $738 million, respectively, associated with Medicare. In addition, in 1999, before ceasing participation in the program effective February 1, 1999, the Company earned premium's of approximately $12 million associated with Medicaid.

The Company has agreements with several providers to share a portion of the risk of providing healthcare and administrative services to approximately 21,000 members in its Medicare programs. However, the Company remains liable to pay the cost of covered services provided to its Medicare members.

The laws and regulations governing risk contractors are complex and subject to interpretation. CMS monitors the Company's operations to ensure compliance with the applicable laws and regulations. There can be no assurance that administrative or systems issues or the Company's current or future provider arrangements will not result in adverse actions by CMS.

[21] Subsequent Events

On February 7, 2002, the Company's Board of Directors approved two new equity compensation plans, both of which are subject to shareholder approval. The first is similar to the Employee Plan, however, it authorizes awards of stock options, restricted stock, performance shares and other equity-based compensation. The second plan is similar to the recently terminated Non-employee Plan for Directors of the Company.

On February 13, 2002, the interest rate on the Company's New Term Loan was reset. Currently, interest is being calculated based on a $76 million tranche at a rate of approximately 5.5% through August 13, 2002, a $6.6 million tranche at a rate of approximately 5.34% through March 13, 2002, and a $70.6 million tranche at a rate of 5.92% through April 16, 2002.

On February 14, 2002, Judge Brieant approved a settlement of the purported derivative action whereby, among other things and subject to the Company's and the plaintiffs' ability to collect from an insurance carrier currently in liquidation or from alternate insurance, the Company's directors and officers, insurance carriers will pay $13.7 million to the Company with not more than $3.7 million of that amount for legal fees and expenses of the plaintiffs' attorneys.

[22] Quarterly Information (Unaudited)

Tabulated below are certain data for each quarter of 2001 and 2000.

(In thousands, except membership and per share amounts)	Quarter Ended March 31	June 30	Sept. 30	Dec. 31
Year ended December 31, 2001:				
Net operating revenues	$1,058,364	$1,080,645	$1,088,403	$1,098,770
Operating expenses	957,695	996,465	962,115	974,199
Net income	67,572	74,799	85,717	94,333
Per common and common equivalent share:				
Basic	$ 0.69	$ 0.76	$ 0.88	$ 1.04
Diluted	$ 0.65	$ 0.73	$ 0.85	$ 1.00
Membership at quarter-end	1,504,100	1,512,000	1,507,900	1,510,100
Year ended December 31, 2000:				
Net operating revenues	$ 1,004,395	$ 994,772	$ 1,016,836	$ 1,022,784
Operating expenses	939,134	921,165	878,483	854,184
Net income before extraordinary items	41,635	48,143	88,234	107,407
Net income	41,635	44,519	88,234	90,706
Net income for common shares	28,000	37,003	80,596	44,904
Per common and common equivalent share before extraordinary items:				
Basic	$ 0.35	$ 0.48	$ 0.94	$ 0.70
Diluted	$ 0.34	$ 0.45	$ 0.81	$ 0.59
Per common and common equivalent share:				
Basic	$ 0.35	$ 0.44	$ 0.94	$ 0.51
Diluted	$ 0.34	$ 0.41	$ 0.81	$ 0.43
Membership at quarter-end	1,520,000	1,491,600	1,485,900	1,491,400

Net operating revenues include premiums earned and third-party administration fees, net. Operating expenses include healthcare services and marketing, general and administrative expenses.

As discussed in Note 4, the second and fourth quarters of 2001 include the reversal of deferred tax valuation allowances of $11 million ($0.11 per diluted share) and $10 million ($0.11 per diluted share), respectively.

The fourth quarter of 2001 includes $6.6 million ($0.04 per diluted share) in additional recoveries from the New York Stabilization Pool related to prior years. The third quarter of 2001 includes a charge of $10 million ($0.06 per diluted share) for legal expenses related to the securities class actions. The first quarter of 2001 includes favorable development of prior period medical cost estimates of $8 million ($0.05 per diluted share).

The fourth quarter of 2000 includes $16.7 million of extraordinary charges ($0.16 per diluted share), net of income tax benefits of $11.3 million, in connection with the redemption of the remaining Senior Notes (see Note 6), a charge of $38.5 million after-tax ($0.37 per diluted share) relating to the exchange and repurchase of the remaining preferred shares (see Note 8), New York Stabilization Pool recoveries from 1997 and 1998 of approximately $25.1 million ($0.14 per diluted share) and approximately $30.3 million ($0.17 per diluted share) of favorable development of prior period medical costs. The third quarter of 2000 includes favorable development of prior period medical costs of approximately $30.7 million ($0.18 per diluted share). The second quarter of 2000 includes approximately $15.4 million ($0.10 per diluted share) of favorable development of prior period medical cost estimates and $3.6 million of extraordinary charges after-tax ($0.04 per diluted share), in connection with the redemption of the Term Loan (see Note 6). The first quarter of 2000 includes a charge of $2.6 million ($0.03 per diluted share) relating to the Company's repurchase of preferred stock and favorable development of prior period medical cost estimates of approximately $8 million ($0.05 per diluted share).

Directors and Officers

Board of Directors

Norman C. Payson, MD
Chairman and
Chief Executive Officer
Oxford Health Plans, Inc.

David Bonderman
Founding Partner
Texas Pacific Group

Joseph W. Brown
Chairman and
Chief Executive Officer
MBIA Inc.

Jonathan J. Coslet
Partner
Texas Pacific Group

Robert B. Milligan, Jr.
President and
Chief Executive Officer
Fairchester, Inc.

Fred F. Nazem
Managing General Partner
Nazem and Company

Ellen A. Rudnick
Executive Director and
Clinical Professor,
Entrepreneurship Program
University of Chicago
Graduate School of Business

Benjamin H. Safirstein,
MD, FACP, FCCP
Associate Clinical Professor
of Medicine
Mount Sinai School of Medicine

Kent J. Thiry
Chairman and
Chief Executive Officer
DaVita, Inc.

Executive Officers

Norman C. Payson, MD
Chairman and
Chief Executive Officer

Charles G. Berg
President and
Chief Operating Officer

Kurt B. Thompson
Executive Vice President and
Chief Financial Officer

Alan M. Muney, MD, MHA
Executive Vice President and
Chief Medical Officer

Daniel N. Gregoire
Executive Vice President,
General Counsel and Secretary

Senior Officers

Rita B. Bourgeois
Executive Vice President,
Business Integration and Claims

Paul C. Conlin
Executive Vice President,
Medical Delivery Systems

Kevin R. Hill
Executive Vice President,
Sales and Marketing

Nils Lommerin
Executive Vice President,
Operations and Corporate Services

Robert L. Natt
Executive Vice President,
New England Region

Steven H. Black
Senior Vice President and
Chief Information Officer

Vicki Cleary
Senior Vice President,
Operations

Beth Ann Edwards
Senior Vice President,
Financial Planning and Analysis

Gary M. Frazier
Senior Vice President,
Investor Relations and
Communications

Brad R. Kreick
Senior Vice President,
Business Development

Robert J. Moses
Senior Vice President and
Chief Counsel, Healthcare

Senior Compliance Officer

Scott M. Schwartz
Vice President,
Corporate Compliance

Chief Actuary

Allen J. Sorbo
Vice President,
Actuarial Services

Chief Accounting Officer

Marc M. Kole
Senior Vice President,
Finance and Controller

As of February 11, 2002

Corporate Information

Corporate Headquarters
Oxford Health Plans, Inc.
48 Monroe Turnpike
Trumbull, CT 06611
203-459-6000

Shareholder Services
Oxford Health Plans, Inc.'s common stock is listed on the New York Stock Exchange under the trading symbol OHP. Matters regarding change of address and other stock issues should be directed to the shareholder relations department of the transfer agent.

Financial Information
Analysts, shareholders and other investors seeking financial information about the Company should contact the investor relations department by calling 1-203-459-6838, visiting *www.oxfordhealth.com* on the Internet or writing to the Company's Investor Relations Department, 48 Monroe Turnpike, Trumbull, CT 06611.

Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 9187
Canton, MA 02021
Shareholder Inquiries:
816-843-4299
www.equiserve.com

Independent Auditors
Ernst & Young LLP
787 Seventh Avenue
New York, NY 10019

Form 10-K
A copy of the Company's 2001 Annual Report on Form 10-K (without exhibits) will be furnished, without charge, to any shareholder of the Company entitled to vote at the annual shareholders meeting, upon written request to the Company's Investor Relations Department at 48 Monroe Turnpike, Trumbull, CT 06611. The Company's 2001 Annual Report on Form 10-K and other financial information is also available on the Internet at *www.oxfordhealth.com.*

Oxford Health Plans®

48 Monroe Turnpike
Trumbull, Connecticut 06611
(203) 459-6000

www.oxfordhealth.com

MS-02-201
ITEM #5232